Prospectus Supplement	Filed Pursuant to Rule 424(b)(5)

(To Prospectus Dated June 22, 2007).	Registration No. 333-143518

2,682,857 Shares

Class A Common Stock

Citizens, Inc. is offering to unaffiliated institutional investors up to 2,682,857 shares of its class A common stock pursuant to this preliminary prospectus supplement. Our class A common stock is listed on the New York Stock Exchange under the trading symbol “CIA.”

On November 28, 2007, the last reported sale price of our class A common stock on the New York Stock Exchange was $7.92 per share.

We have retained placement agents in this offering, with Oppenheimer & Co. Inc. acting as representative of the placement agents. We have agreed to pay the placement agents’ commissions as set forth in the table below. The placement agents are not required to sell any specific number or dollar amount of our class A common stock in this offering, but will use their reasonable best efforts to solicit orders to purchase our class A common stock offered.

	Per Share	Total

Public Offering Price	$7.00	$18,779,999
Placement Agents’ Commissions	$0.39	$1,032,900
Proceeds to Us Before Expenses	$6.61	$17,747,099

You should carefully consider the risks which we have described under the sections captioned “Risk Factors” in this prospectus supplement and in the accompanying prospectus before buying shares of our class A common stock.

We estimate the total expenses of this offering, excluding the placement agents’ commissions, will be approximately $595,000. Because there is no minimum offering amount required as a condition to closing in this offering, the actual public offering amount, placement agents’ commissions and net proceeds to us, if any, in this offering are presently not determinable and may be substantially less than the maximum offering amount set forth in this prospectus supplement.

Delivery of the shares of our class A common stock will be made on or about December 4, 2007.

Neither the Securities and Exchange Commission, any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Oppenheimer & Co.
KeyBanc Capital Markets

The date of this prospectus supplement is November 29, 2007.

Prospectus Supplement

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ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts, which together form part of a “shelf” registration statement that we filed with the Securities and Exchange Commission, or the SEC. The first part is this prospectus supplement, which describes the specific terms of this offering of our class A common stock and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into the prospectus. The second part is the accompanying prospectus, dated June 22, 2007, which gives more general information, some of which does not apply to this offering. If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information contained in this prospectus supplement.

The SEC allows us to incorporate into this prospectus supplement and the accompanying prospectus information that we have filed or subsequently file with the SEC, which means we can disclose important information to you by referring to that information. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus and information that we file with the SEC after the date of this prospectus supplement will automatically update the accompanying prospectus and this prospectus supplement. See the section captioned “Where You Can Find More Information” in this prospectus supplement for more information regarding the information we are incorporating by reference and for the address and contact information to make a request for copies of this and other information.

You should rely only on the information in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein. Neither we nor the underwriters have authorized anyone to provide you with different information. The information in these documents is accurate only as of their respective dates, regardless of the time of delivery of any document or of any sale of our class A common stock. Our business, financial condition, results of operations and prospects may have changed since the date on any document. We are making offers to sell and seeking offers to buy shares of our class A common stock only in jurisdictions where offers and sales are permitted. You should not consider this prospectus supplement and the accompanying prospectus to be an offer to sell, or a solicitation of an offer to buy, shares of our class A common stock if the person making the offer or solicitation is not qualified to do so or if it is unlawful for you to receive the offer or solicitation.

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SUMMARY

The following summary contains basic information about us and this offering, and highlights information contained elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. It does not contain all of the information that you should consider in making your investment decision. You should read and consider carefully all of the information contained and incorporated by reference in this prospectus supplement and the accompanying prospectus, including the information set forth under “Risk Factors,” as well as the more detailed financial information, including the consolidated financial statements and related notes thereto, appearing elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus, before making an investment decision. Unless otherwise indicated, all references to “we,” “us,” “our,” “our company” or “Citizens” refer to Citizens, Inc. and, where applicable, our insurance company subsidiaries.

Overview

We are an insurance holding company serving the life insurance needs of individuals in the United States and in more than 35 countries around the world. We pursue a strategy of offering ordinary whole life insurance with a focus on cash accumulation and final expense insurance products in niche markets where we believe we are able to achieve competitive advantages. Our core operations include issuing and servicing:

•	U.S. dollar denominated ordinary whole life insurance policies predominantly to high net worth, high income foreign residents, principally in Latin America and the Pacific Rim, through approximately 2,850 independent marketing consultants;

•	ordinary whole life insurance policies to middle income households in the Midwest and the southern United States through approximately 500 independent marketing consultants; and

•	final expense policies to middle to lower income households in Louisiana through approximately 320 employee agents in our home service distribution channel.

We have provided our insurance products internationally since 1975 and domestically since 1969. We believe we are one of the leading writers of U.S. dollar denominated ordinary whole life insurance outside of the United States. In October 2004, we entered the home service distribution channel through our acquisition of Security Plan Life Insurance Company, or Security Plan, a provider of final expense ordinary whole life insurance and limited liability property and casualty insurance in Louisiana.

We believe that the foreign markets we target have a relatively limited number of competitors and that the domestic markets we target are underserved by the life insurance industry, and that these markets therefore offer attractive opportunities for expansion. We capitalize on the experience of our management team in our marketing operations and achieve economies of scale in our administrative operations. We seek to generate above-average returns using knowledge of our niche markets and our well-established distribution channels. We believe that our underwriting processes, policy terms and pricing practices enable us to generate meaningful gross profit margins.

We provide underwriting, investment and administrative functions through approximately 95 employees in our executive offices in Austin, Texas and approximately 70 employees in Louisiana, primarily in Donaldsonville.

We were formed in 1969 by our Chairman, Harold E. Riley. Prior to our formation, Mr. Riley had many years of experience in the international and domestic life insurance business. Our business has grown significantly, both internationally and domestically, in recent years. Revenues rose from $99.9 million in 2004 to $158.1 million in 2006 and from $113.5 million in the nine months ended September 30, 2006 to $123.8 million in the nine months ended September 30, 2007. During the five years ended December 31, 2006, our assets grew from $326.3 million to $711.2 million and to $740.2 million at September 30, 2007. Total stockholders’ equity increased from $101.8 million at December 31, 2002 to $139.6 million at December 31, 2006 and to $150.9 million at September 30, 2007. See the section captioned “Selected Consolidated Financial and Other Data” in this prospectus supplement.

Our Strategy

Our objective is to grow our asset base profitably by:

•	issuing ordinary whole life insurance products with a focus on cash accumulation and final expenses in our international and domestic markets;

•	expanding our distribution channels of ordinary whole life insurance internationally; and

•	acquiring domestic life insurance companies, including home service insurers, that fit strategically with our business.

We seek to increase the value of our franchise by focusing on:

•	Growing our international business. We seek to continue to utilize our independent marketing firms and consultants to gain a larger share of the U.S. dollar denominated life insurance markets outside of the United States. We will continue to focus on our Latin American markets and the continued development of markets in the Pacific Rim. We plan to continue to build on the growth we have experienced in recent years in our international marketing operations.

•	Expanding our domestic ordinary whole life insurance operations. Since 1987, we have completed acquisitions of 14 life insurance companies in the United States. We continue to seek selective acquisitions of other domestic life insurance companies, as well as to enhance the profitability of blocks of insurance business of companies we acquire. We anticipate that we will be able to continue our track record of successfully acquiring and integrating domestic life insurance companies, including home service insurance companies.

•	Benefiting from our experienced management team. We have a talented and experienced management team at both the corporate and the business segment levels. Our senior executive officers have an average tenure of approximately 20 years in the life insurance industry. Our management team has successfully managed our business and executed our strategies through numerous business cycles, and has completed and integrated numerous acquisitions of domestic insurance companies.

•	Managing the risk of our investment portfolio through a conservative and disciplined investment strategy. We price our products to achieve targeted returns through assessing underwriting risk while maintaining a conservative investment portfolio. We plan to continue to manage our invested assets with the goal of preserving principal while providing a stable stream of investment income and reducing market risk. For example, at September 30, 2007, fixed income securities constituted 90.8% of our investment portfolio, of which 85.8% were rated AA or better by Standard & Poor’s. We do not invest in subprime mortgage securities. Although our investment strategy has not generated, and is not likely to generate, above-average returns, we believe it protects our capital from substantial investment risks.

•	Enhancing operating margins and achieving efficiencies. We seek to grow our premium base without significantly increasing our infrastructure and headcount. We have a company-wide administrative system that we have developed and enhanced continually since the early 1980s, which we believe is capable of large scale expansion without significant capital expenditures or staff additions. We have used this system to consolidate the record keeping and financial control and reporting of all of our life insurance company acquisitions and to achieve administrative efficiencies. As we grow our business and leverage the capabilities of our administrative infrastructure, we expect to improve our operating margins.

•	Continuing to offer valuable products. Our primary products in our life insurance segment focus on providing policyholders with benefits to supplement their income in their retirement years. Our primary life insurance products in our home service insurance segment focus on providing proceeds to fund funeral and other burial costs. We believe that our focus on anticipating and being responsive to the product needs of our policyholders and distribution channels will lead to continued customer loyalty and increased revenues and profitability.

The Offering

Issuer	Citizens, Inc.

Class A common stock offered by us	2,682,857 shares(1)

Class A common stock to be outstanding after this offering	43,042,919 shares(2)

New York Stock Exchange symbol	CIA

Use of proceeds	We estimate that the net proceeds after deducting the placement agents’ commissions and estimated offering expenses from this offering will be approximately $17.2 million, based on an assumed public offering price of $7.00 per share. We expect to utilize substantially all of the net proceeds for general corporate purposes including, but not limited to, capital contributions to our life insurance subsidiaries and acquisitions of domestic life insurance companies. See the section captioned “Use of Proceeds” in this prospectus supplement.

Dividend policy	We do not expect to pay any cash dividends on our class A common stock for the foreseeable future.

Risk factors	See the section captioned “Risk Factors” and the other information included in, and incorporated by reference into, this prospectus supplement and the accompanying prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our class A common stock.

(1)	Of the shares of our class A common stock offered in this offering, 1,341,429 shares are being offered to holders of series A preferred stock at the public offering price pursuant to the exercise of certain contractual rights they have to purchase such shares.

(2)	The number of shares of our class A common stock outstanding immediately after this offering is based on the number of shares outstanding at November 26, 2007. This number excludes 3,347,039 shares of our class A common stock that may be issued upon the conversion of our outstanding series A-1 and series A-2 preferred stock (2,525,300 shares) and upon exercise of warrants issued in connection with the issuance of our series A-1 and series A-2 preferred stock (821,739 shares) and does not include 1,001,714 shares of our class B common stock.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following table sets forth certain summary consolidated financial and other data. The consolidated financial information presented as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006 has been derived from, and should be read together with, our audited consolidated financial statements and the related notes, which are incorporated by reference into this prospectus supplement and the accompanying prospectus from our Annual Report on Form 10-K/A for the year ended December 31, 2006. The consolidated financial information as of December 31, 2004 has been derived from, and should be read together with, our audited consolidated financial statements and the related notes, which are not incorporated by reference into this prospectus supplement or the accompanying prospectus. The selected consolidated financial information as of September 30, 2007 and for the nine months ended September 30, 2007 and 2006 has been derived from, and should be read together with, our unaudited consolidated financial statements and the related notes, which are incorporated by reference into this prospectus supplement and the accompanying prospectus from our Quarterly Report on Form 10-Q for the quarter ended September 30, 2007. In the opinion of our management, all unaudited interim consolidated financial information presented in the table below reflects all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of our consolidated financial position and results of operations for such periods. The results of operations for the nine months ended September 30, 2007 are not necessarily indicative of the results to be expected for the full year. The information should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K/A for the year ended December 31, 2006 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, both of which are incorporated into this prospectus supplement and the accompanying prospectus by reference. The results of past periods are not necessarily indicative of results that may be expected for future periods.

Other Statutory Data is presented in accordance with statutory accounting practices prescribed by the states of domicile of our insurance company subsidiaries, and is derived from the financial statements we prepare under such practices.

	Nine Months Ended
	September 30,		Year Ended December 31,
	2007	2006	2006	2005	2004(1)
	(Unaudited)
	(In thousands, except per share amounts)

Consolidated Statements of Operations Data:
Revenues:
Premiums:
Life insurance	$97,058	87,498	123,258	111,087	78,013
Accident and health	1,162	1,081	1,461	1,560	788
Property	3,550	2,528	3,777	3,627	1,113
Net investment income	21,485	20,034	26,975	23,568	17,005
Realized gains (losses), net	(90)	1,173	1,286	419	389
Decrease (increase) in fair value of warrants	(496)	74	(244)	489	256
Other income	1,167	1,068	1,546	1,363	2,295

Total revenues	123,836	113,456	158,059	142,113	99,859

Benefits and expenses:
Insurance benefits paid or provided:
Claims and surrenders	40,867	41,314	56,261	51,705	34,947
Increase in future policy benefit reserves	23,980	21,953	30,719	23,603	18,120
Policyholders’ dividends	4,334	3,822	5,384	4,789	4,142

Total insurance benefits paid or provided	69,181	67,089	92,364	80,097	57,209
Commissions	26,292	25,820	35,691	32,985	21,274
Other underwriting, acquisition and insurance expenses	20,952	21,329	27,607	25,429	17,391

	Nine Months Ended
	September 30,		Year Ended December 31,
	2007	2006	2006	2005	2004(1)
	(Unaudited)
	(In thousands, except per share amounts)

Capitalization of deferred policy acquisition costs	(19,482)	(19,126)	(26,986)	(24,388)	(17,241)
Amortization of deferred policy acquisition costs	9,490	8,914	11,391	10,313	8,439
Amortization of cost of customer relationships acquired and other intangibles	2,477	2,720	4,650	5,881	4,136
Loss on coinsurance agreement	—	—	—	—	563

Total benefits and expenses	108,910	106,746	144,717	130,317	91,771

Income before Federal income tax	14,926	6,710	13,342	11,796	8,088
Federal income tax expense	4,303	2,114	4,665	4,494	356

Net income	$10,623	4,596	8,677	7,302	7,732

Net income available to common stockholders	$9,106	3,074	6,654	5,326	6,803

Per Share Data:
Basic and diluted earnings per share of class A common stock	$0.22	0.08	0.16	0.13	0.17

Basic and diluted earnings per share of class B common stock	$0.11	0.04	0.08	0.07	0.09

	As of
	September 30,	December 31,
	2007	2006	2005	2004
	(Unaudited)
	(In thousands, except per share amounts)

Consolidated Balance Sheet Data:
Total invested assets	$549,316	515,055	484,811	475,802
Deferred acquisition costs	$96,967	86,975	70,410	56,335
Cost of customer relationships acquired	$32,355	34,812	39,259	44,905
Total assets	$740,205	711,184	661,889	661,212
Policy benefit reserves	$526,967	504,720	467,737	443,624
Total liabilities	$575,449	558,690	513,380	520,179
Convertible preferred stock	$13,886	12,883	11,546	5,901
Total stockholders’ equity	$150,870	139,611	136,963	135,131
Book value per share	$3.65	3.38	3.33	3.29
Shares outstanding at end of period	41,362	41,292	41,167	41,056

	Nine Months Ended	Year Ended December 31,
	September 30, 2007	2006	2005	2004
	(Unaudited)
	(In thousands)

Other Statutory Data:
Insurance subsidiaries’ aggregate statutory capital and surplus (at end of period)	$116,356	104,848	101,844	143,001
Insurance subsidiaries’ aggregate statutory net gain from operations before income taxes and realized net capital gains	$12,232	9,692	5,876	6,718	(1)
Insurance subsidiaries’ aggregate statutory net income	$7,701	6,757	3,935	5,254	(1)

(1)	Includes the results of operations of Security Plan only for the quarter ended December 31, 2004.

FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus (including the information incorporated by reference) contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward looking statements include, without limitation, any financial guidance and statements about our plans, strategies and prospects under the headings “Summary,” “Risk Factors” and “Our Business.” These statements are based on our current expectations and projections about future events and are identified by terminology such as “may,” “will,” “should,” “expect,” “scheduled,” “plan,” “seek,” “intend,” “anticipate,” “believe,” “estimate,” “aim,” “potential,” or “continue” or the negative of those terms or other comparable terminology. Although we believe that our plans, intentions and expectations are reasonable, we may not achieve our plans, intentions or expectations, and important factors could cause our actual results to differ materially from these forward-looking statements. Factors that could contribute to these differences include, among other things: (i) the strength of foreign and U.S. economies in general and the strength of the local economies where our policyholders reside; (ii) the effects of and changes in trade, monetary and fiscal policies and laws; (iii) inflation, interest rates, market and monetary fluctuations and volatility; (iv) the timely development of and acceptance of new products and services and perceived overall value of these products and services by existing and potential customers; (v) changes in consumer spending, borrowing and saving habits; (vi) a concentration of business from persons residing in Latin America and the Pacific Rim; (vii) uncertainties in assimilating acquisitions; (viii) the persistency of existing and future insurance policies sold by us; (ix) our dependence on our senior management; (x) our ability to control expenses; (xi) the effect of changes in laws and regulations (including laws and regulations concerning insurance) with which we and our subsidiaries must comply, (xii) the effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies as well as the Financial Accounting Standards Board, (xiii) changes in our organization and compensation practices; (xiv) the costs and effects of litigation and of unexpected or adverse outcomes in such litigation; (xv) the other risk factors described under the caption “Risk Factors” in this prospectus supplement and the accompanying prospectus; and (xvi) our success at managing the risks involved in the foregoing.

You should not place undue reliance on any forward-looking statements. Forward-looking information is intended to reflect opinions as of the date of this prospectus supplement, the date of the accompanying prospectus or the date of the documents incorporated by reference herein or therein, as applicable. Except as otherwise required by applicable laws, we undertake no obligation to publicly update or revise any forward-looking statements described in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference herein or therein, whether as a result of new information, future events, changed circumstances or any other reason after the date of this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein or therein.

RISK FACTORS

An investment in the class A common stock offered by this prospectus supplement involves a number of risks. You should carefully consider each of the risks described below, together with all of the other information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus before deciding to invest in shares of our class A common stock. If any of the following risks develop into actual events, our business, financial condition or results of operations could be materially and adversely affected, the market price of shares of our class A common stock could decline and you may lose all or part of your investment.

Risks Relating to Our Business

A substantial amount of our revenue comes from foreign residents. This involves risks associated with the possible application of foreign insurance and securities laws and regulations to our business, as well as risks from political and economic instability and currency transfer restrictions.

A substantial part of our insurance policy sales are from foreign countries, primarily those located in Latin America. There is a risk that we may lose a significant portion of these sales should adverse events occur in these countries.

We do not accept insurance applications outside of the United States. All of our assets are in the United States and all policy premiums must be paid to us in U.S. dollars drawn on U.S. banks. As a result, we have never qualified to do business in any foreign country and have never submitted our insurance policies issued to foreign residents for review by any insurance regulatory agency. We sell our policies to foreign residents using foreign independent marketing firms and consultants, and we rely on those persons to comply with applicable laws in selling our products and offering policyholders the opportunity to participate in our stock investment plan, which is administered in the United States by our transfer agent.

The government of a foreign country could determine that its residents may not buy life insurance from us unless we became qualified to do business in that country or unless our policies purchased by its residents receive prior approval of its insurance regulators. If this were to occur, our policy sales to that country would cease before any such approvals could be obtained. Also, there is no assurance that we would be able to qualify to do business in any foreign country or that its insurance regulatory authorities would approve our policies. We could also face sanctions, including fines and penalties, if a country’s authorities determined any failure to qualify or otherwise comply with its laws was willful or ongoing, and we decided to continue making policy sales through our marketing consultants in that country. Any of the foregoing could reduce our revenues and materially adversely affect our results of operations and financial condition. Additionally, we do not determine whether our marketing consultants are required to be licensed to sell insurance in the countries in which they make insurance sales. If our marketing consultants were not in compliance with applicable laws, including licensing laws, they could be required to cease operations, which would reduce our revenues and materially adversely affect our results of operations and financial condition. We have not obtained any advice of counsel with respect to these matters.

The offer and sale of our class A common stock under our stock investment plan is registered under the Securities Act. Many of our foreign policyholders invest certain cash benefits they receive with respect to their policies in our class A common stock through our investment plan, which is not registered in any foreign jurisdiction. Prior to October 2005, many of our foreign policyholders assigned these cash benefits to two non-U.S. trusts for the purpose of accumulating ownership of our class A common stock. We have not obtained any advice of counsel in any foreign jurisdiction as to whether any such participation by foreign residents is subject to foreign securities laws or regulations or whether our independent marketing consultants are subject to licensing requirements in connection with the foregoing investments. If a securities regulatory authority were to determine the offer and sale of our class A common stock were contrary to applicable laws and regulations, we could be faced with cease and desist orders, fines and penalties, and possibly an obligation to offer to persons who invested a refund of their investment in the plan.

We are unable to quantify the effect of foreign regulation on our business if regulation were to be imposed on us, but we believe we could expend substantial amounts of time and incur substantial expense in complying with any foreign regulation, and we may decide to withdraw from any market if regulation were imposed.

Additionally, if economic or political crises were to occur in any of the countries where our foreign policyowners reside, our revenues would likely decline. For example, Argentina underwent a severe recession in the mid 1990s. As a result, the lapse rates of our insureds residing in Argentina increased significantly, and our new insurance business generated there declined dramatically. Also, currency control laws, regulations and decrees in foreign countries, if implemented, could adversely affect our revenues by imposing restrictions on fund transfers outside of a country where our insureds reside.

While our management has more than 30 years of experience in writing life insurance policies for foreign residents without any significant regulatory action or any adverse currency controls relating to our foreign resident insureds, there can be no assurance that such situations will not occur and that our revenues, results of operations and financial condition will not be materially adversely affected if they do occur.

Our actual claims losses may exceed our reserves for claims and we may be required to establish additional reserves, which in turn may adversely impact our results of operations and financial condition.

We maintain reserves to cover our estimated exposure for claims relating to our issued insurance policies. Reserves, whether calculated under accounting principles generally accepted in the United States, or GAAP, or statutory accounting practices prescribed by various state insurance regulators, do not represent an exact calculation of exposure, but instead represent our best estimates, generally involving actuarial projections, of what we expect claims will be based on mortality assumptions that are determined by various regulatory entities. Many reserve assumptions are not directly quantifiable, particularly on a prospective basis. In addition, when we acquire other domestic life insurance companies, our assessment of the adequacy of acquired policy liabilities is subject to our estimates and assumptions. Reserve estimates are refined as experience develops, and adjustments to reserves are reflected in our statements of operations for the period in which such estimates are updated. Because establishment of reserves is an inherently uncertain process involving estimates of future losses, future developments may require us to increase claims reserves, which may have a material adverse effect on our results of operations and financial condition in the period in which such increase is made.

We may be required to accelerate the amortization of deferred acquisition costs and the costs of customer relationships acquired, which would increase our expenses and adversely affect our results of operations and financial condition.

At September 30, 2007 we had $97.0 million of deferred policy acquisition costs, or DAC. DAC represents costs that vary with and are primarily related to the sale and issuance of our insurance policies and are deferred and amortized over the estimated life of the related insurance policies. These costs include commissions in excess of ultimate renewal commissions, solicitation and printing costs, sales material and some support costs, such as underwriting and contract and policy issuance expenses. Under GAAP, DAC is amortized to income over the lives of the underlying policies, in relation to the anticipated recognition of premiums.

In addition, when we acquire a block of insurance policies, we assign a portion of the purchase price to the right to receive future net cash flows from existing insurance and investment contracts and policies. This intangible asset, called the cost of customer relationships acquired, or CCR, represents the actuarially estimated present value of future cash flows from the acquired policies. At September 30, 2007, we had $32.4 million of CCR. We amortize the value of this intangible asset in a manner similar to the amortization of DAC. Our amortization of DAC and CCR generally depends upon anticipated profits from investments, surrender and other policy charges, mortality, morbidity and maintenance expense margins. For example, if our insurance policy lapse and surrender rates were to exceed the assumptions upon which we priced our insurance policies, or if actual persistency proves to be less than our persistency assumptions, especially in the early years of a policy, we would be required to accelerate the amortization of expenses we deferred in connection with the acquisition of the policy. We regularly review the quality of our DAC and CCR to determine if they are recoverable from future income. If these costs are not recoverable, they are charged to expenses in the financial period in which we make this determination. Unfavorable experience with regard to expected expenses, investment returns, surrender and other policy changes, mortality, morbidity, lapses or persistency may cause us to increase the amortization of DAC or CCR, or both, or to record a current period expense to increase benefit reserves, any of which could have a material adverse effect on our results of operations and financial condition.

We may be required to recognize impairment in the value of our excess of cost over net assets acquired that would increase our expenses and materially adversely affect our results of operations and financial condition.

Excess of cost over net assets acquired, or goodwill, represents the excess of the amount paid to acquire various life insurance companies over the fair value of their net assets at the date of the acquisition. Under GAAP, we test the carrying value of goodwill for impairment at least annually at the “reporting unit” level, which is either an operating segment or a business one level below the operating segment. Goodwill is impaired if its carrying value exceeds its implied fair value. This may occur for various reasons, including changes in actual or expected earnings or cash flows of a reporting unit, generation of earnings by a reporting unit at a lower rate than similar businesses or declines in market prices for publicly traded businesses similar to our reporting units. If any portion of our goodwill becomes impaired, we would be required to recognize the amount of the impairment as a current-period expense. We performed assessments of whether goodwill was impaired on December 31, 2006 and wrote off $1.0 million of goodwill in 2006.

We are a defendant in lawsuits, which may adversely affect our financial condition and detract from the time our management is able to devote to our business, and we are subject to risks related to litigation and regulatory matters.

We are a defendant in a lawsuit originally filed on August 6, 1999 in the Texas District Court, Austin, Texas, now styled Citizens Insurance Company of America, Citizens, Inc., Harold E. Riley and Mark A. Oliver, Petitioners v. Fernando Hakim Daccach, Respondent, in which a class was originally certified by the trial court and affirmed by the Court of Appeals for the Third District of Texas. We appealed the grant of class status to the Texas Supreme Court which, on March 2, 2007, reversed the Court of Appeal’s affirmation of the trial court’s class certification order, decertified the class and remanded the case to the trial court for further proceedings consistent with the Texas Supreme Court’s opinion. As a result, no class action is presently certified, and plaintiffs’ counsel must attempt to recertify the class if plaintiffs wish to proceed with a class action. In order to recertify the class, the lead plaintiff must establish that he is qualified to represent the purported class. The underlying lawsuit alleges that certain life insurance policies that we made available to non-U.S. residents, when combined with a policy feature that allowed certain cash benefits to be assigned to two non-U.S. trusts for the purpose of accumulating ownership of our class A common stock, along with allowing the policyholders to make additional contributions to the trusts, were actually offers and sales of securities that occurred in Texas by unregistered dealers in violation of the registration provisions of the Texas securities laws. The remedy sought was rescission and return of the insurance premium payments. We believe the lawsuit is without merit and intend to continue a vigorous defense in any remaining proceedings, including any attempt to recertify the class. If the class is recertified, we could be exposed to costly and time consuming litigation, and an adverse judgment could have a material adverse effect on our results of operations and financial condition.

Our wholly-owned Louisiana property and casualty insurer, Security Plan Fire Insurance Company, or SPFIC, has been named as a defendant in a lawsuit filed in the United States District Court, Eastern District of Louisiana, asserting allegations on behalf of a purported class. The suit was filed on August 28, 2006, and was initially styled Connie Abadie, et al v. Aegis Security Insurance Co., et al., or Connie Abadie. Most of the property and casualty insurers in Louisiana were also named in this lawsuit. The suit sought payments for claims denied by SPFIC and other declaratory relief related to Hurricane Katrina. It is presently unclear how many plaintiffs are insureds of SPFIC. In order to expedite the handling of all the litigation related to

Hurricane Katrina, the court consolidated Connie Abadie into an action styled In Re: Katrina Canal Breaches Consolidated Litigation, or the Katrina Consolidated Litigation. On March 15, 2007, a Master Class Action Insurance Complaint was filed in the Katrina Consolidated Litigation. On March 27, 2007, Connie Abadie was administratively closed by the court and superseded by the Master Class Action Insurance Complaint. Presently, the Master Class Action Insurance Complaint is stayed by order of the court.

One of the defenses that certain defendants in the Katrina Consolidated Litigation have asserted is that their insurance policies excluded claims for flood damage, even though the floods resulting from Hurricane Katrina may have been caused by negligence. On August 2, 2007, the U.S. Court of Appeals for the Fifth Circuit ruled in the Katrina Consolidated Litigation that the flood exclusion language in certain property insurance policies was effective to preclude claims for flood damage by policyholders whose policies include such an exclusion. Although SPFIC was not a party to that lawsuit, its policies do exclude flood damage claims. On September 30, 2007, the judge presiding over the Katrina Consolidated Litigation issued a ruling holding that specific named peril policies that do not list flooding as one of the named perils, do not provide coverage for flooding. SPFIC’s policies are named peril policies that do not list flooding as one of the named perils. SPFIC intends to continue to vigorously defend any claims resulting from flood damage on the grounds, among others, that its policies do not cover such damage.

The deadline for filing claims against insurers arising out of property damage from Hurricane Katrina was August 29, 2007. A new complaint was filed by plaintiffs’ counsel on August 29, 2007 to assert claims on behalf of the plaintiffs whose claims were not included in the original Connie Abadie suit. The new suit is styled Susan Abadie, et al v. Aegis Security Insurance Company, et al., or Susan Abadie.

SPFIC is also a defendant in a suit styled The State of Louisiana v. AAA Insurance, or Road Home Litigation, which was filed in the Civil District Court for the Parish of Orleans on August 23, 2007 by the state of Louisiana as subrogee/assignee of the insureds of more than 200 different insurance companies. The suit was filed to recover money that the state of Louisiana has paid to certain insureds under the Louisiana Road Home Program. The suit was removed to the United States District Court for the Eastern District of Louisiana on September 11, 2007. Based on the petitions, we do not currently know how many SPFIC insureds have received money from the Louisiana Road Home Program.

The Master Class Action Insurance Complaint, Susan Abadie and the Road Home Litigation are in the early stages of litigation, and no discovery has yet occurred. Therefore, it is not possible to evaluate how many claims in those cases relate to SPFIC, or the potential exposure to SPFIC. However, in the event of an adverse outcome, the potential exposure to SPFIC could be significant.

In addition to the legal proceedings described above, we may from time to time be subject to a variety of legal and regulatory actions relating to our future, current and past business operations, including, but not limited to:

•	disputes over insurance coverage or claims adjudication;

•	regulatory compliance with insurance and securities laws in the United States and in foreign countries;

•	disputes with our marketing firms, consultants and employee agents over compensation and termination of contracts and related claims;

•	disputes regarding our tax liabilities; and

•	disputes relating to businesses acquired and operated by us.

In the absence of countervailing considerations, we would expect to defend any such claims vigorously. However, in doing so, we could incur significant defense costs, including not only attorneys’ fees and other direct litigation costs, but also the expenditure of substantial amounts of management time that otherwise would be devoted to our business. If we suffer an adverse judgment as a result of any claim, it could have a material adverse effect on our business, results of operations and financial condition.

Reinsurers with which we do business could increase their premium rates and may not honor their obligations, leaving us liable for the reinsured coverage.

We reinsure certain risks underwritten by our various operating segments. Market conditions beyond our control determine the availability and cost of the reinsurance protection we purchase. The high cost of reinsurance or lack of affordable coverage could adversely affect our results of operations and financial condition.

Our reinsurance facilities are generally subject to annual renewal. We may not be able to maintain our current reinsurance facilities and, even if highly desirable or necessary, we may not be able to obtain replacement reinsurance facilities in adequate amounts or at favorable rates. If we are unable to renew our expiring facilities or to obtain new reinsurance facilities, either our net exposures would increase or, if we are unwilling or unable to bear an increase in net exposures, we may have to reduce the level of our underwriting commitments. In addition, our reinsurance facilities may be cancelled, pursuant to their terms, upon the occurrence of certain specified events, including a change of control of our company (generally defined as the acquisition of 10% or more of our voting equity securities) or the failure of our insurance company subsidiaries to maintain the minimum required levels of statutory surplus. Any of these potential developments could materially adversely affect our revenues, results of operations and financial condition.

For the majority of our business, we retain only the first $100,000 of risk on any one life and cede the remaining risk to our reinsurers. In 2006, we reinsured $259 million of face amount of our life insurance policies, and in 2005 we reinsured $222 million of face amount of our life insurance policies. Amounts reinsured in 2006 and 2005 represented 5.9% and 5.2%, respectively, of the face amount of life insurance in effect in those years. Although the cost of reinsurance is, in some cases, reflected in premium rates, under certain reinsurance agreements, the reinsurer may increase the rate it charges us for reinsurance. If our cost of reinsurance were to increase, we might not be able to recover these increased costs, and our results of operations and financial condition could be materially and adversely affected.

Although our reinsurers are liable to us to the extent of the ceded reinsurance, we remain liable to our policyholders as the direct insurer with respect to all reinsured risks. As a result, ceded reinsurance arrangements do not eliminate our obligation to pay claims. We are subject to the credit risks of our reinsurers. Our reinsurers may not pay the reinsurance recoverables that they owe to us or they may not pay such recoverables on a timely basis. A reinsurer’s insolvency, underwriting results or investment returns may affect its ability to fulfill its reinsurance obligations to us. Our receivable from resinsurers was $16.0 million at December 31, 2006 and $13.9 million at September 30, 2007.

In addition, effective January 1, 2004, we entered into a coinsurance agreement with an unaffiliated company under which the company assumed substantially all of the accident and health insurance policies issued by the various insurance companies we have acquired since 1987. At September 30, 2007, the coinsurance company had established claim reserves for these policies of $6.2 million. We have established trust accounts totalling $6.2 million for payment to the coinsurance company for claims under these policies. To the extent the sums in the trust accounts are not sufficient to cover claims under such policies and the coinsurance company does not meet its obligations under the coinsurance agreement, we remain liable to the policyholders.

We may not be able to continue our past strategy of acquiring other U.S. life insurance companies, and we may not realize improvements to our financial results as a result of our past or any future acquisitions.

We have acquired 14 U.S. life insurance companies since 1987. Our objective in this strategy has been to increase our assets, revenues and capital, improve our competitive position and increase our earnings, in part by realizing certain operating efficiencies associated with economies of scale. Prior to 2004, increases in earnings from the completed acquisitions were not significant.

We evaluate possible acquisitions of other insurance companies on an ongoing basis. While our business model is not dependent primarily upon acquisitions, the time frame for achieving or further improving our market positions can be shortened through acquisitions. There can be no assurance that suitable acquisitions presenting opportunities for continued growth and operating efficiencies will be available to us, or that we will realize the anticipated financial results from the acquisitions we do complete.

Even if we identify and complete insurance company acquisitions, we may be unable to integrate them on an economic basis. Implementation of an acquisition strategy entails a number of risks, including, among others:

•	inaccurate assessment of undisclosed liabilities, disclosed contingent liabilities or the adequacy of claims reserves;

•	difficulties in realizing projected efficiencies, synergies and cost savings;

•	failure to achieve anticipated revenues, earnings or cash flow;

•	an increase in indebtedness and a limitation on our ability to access additional capital when needed; and

•	adverse changes in the economies of geographic regions in which the businesses of our acquisitions are concentrated, due to natural disasters, changing population demographics, governmental actions and other causes.

The occurrence of any of these events could have a material adverse effect on our results of operations and financial condition.

Our international and domestic operations face significant competition.

Our international marketing plan focuses on making available U.S. dollar denominated life insurance products to high net worth, high income individuals residing in more than 35 countries. New competition could cause the supply of insurance to change, which could affect our ability to price our products at attractive rates thereby adversely affecting our revenues, results of operations and financial condition. Although there are some impediments facing potential competitors that wish to enter the foreign markets we serve, the entry of new competitors into these markets may occur, affording our customers reason to change to other insurance providers. We experience competition primarily from the following sources with respect to our business with foreign residents, many of which have substantially greater financial, marketing and other resources than we have:

•	Foreign operated companies with U.S. dollar policies. We face direct competition from companies that operate in the same manner as we operate in our international markets. These competitors include National Western Life Insurance Company, Best Meridian Insurance Company and, to a lesser extent, Pan American Life Insurance Company and American International Group.

•	Companies foreign to the countries in which policies are sold but that issue local currency policies. Another group of our competitors in the international marketplace consists of companies that are foreign to the countries in which the policies are sold but issue life insurance policies denominated in the local currencies of those countries. Local currency policies provide the benefit of assets located in the country of foreign residents but entail risks of uncertainty due to local currency fluctuations as well as the perceived instability and weakness of local currencies.

•	Locally operated companies with local currency policies. We compete with companies formed and operated in the country in which our foreign insureds reside. Generally, these companies are subject to risks of currency fluctuations, and they primarily use mortality tables based on experience of the local population as a whole. These mortality tables are typically based on significantly shorter life spans than those we use. As a result, the cost of insurance from these companies tends to be higher than ours. Although these companies typically market their policies to a broader section of the population than do our independent marketing firms and consultants, there can be no assurance that these companies will not endeavor to place a greater emphasis on our target market and compete more directly with us.

In the United States, we compete with more than 1,000 other life insurance companies of various sizes. The life insurance business in the United States is highly competitive, in part because it is a mature industry that, in recent years, has experienced little to no growth in life insurance sales. Many domestic life insurance companies have substantially greater financial resources, longer business histories and more diversified lines of insurance coverage than we do. These companies also have larger sales forces than we have. Competition in the United States has also increased recently because the life insurance industry is consolidating, with larger, more efficient organizations emerging from the consolidation. In addition, legislation became effective in 2000 that permits commercial banks, insurance companies and investment banks to combine. This legislation permits, for instance, a commercial bank to acquire or form an insurance company. We believe these factors have increased competitive pressures in the life insurance market in general.

In addition, from time to time, companies enter and exit the markets in which we operate, thereby increasing competition at times when there are new entrants. We may lose business to competitors offering competitive products at lower prices, or for other reasons.

There can be no assurance that we will be able to compete effectively in any of our markets. If we do not, our business, results of operations and financial condition will be materially and adversely affected.

Sales of our products may be reduced if we are unable to establish and maintain commercial relationships with independent marketing firms and consultants, attract and retain employee agents or develop and maintain our distribution sources.

We distribute our insurance products through several distribution channels, including independent marketing firms and consultants and our employee agents. These relationships are significant for both our revenues and our profits. In our life insurance segment, we depend almost exclusively on the services of independent marketing firms and consultants. In our home service insurance segment, we depend on employee agents whose role in our distribution process is critical in developing and maintaining client relationships. Significant competition exists among insurers to form relationships with marketers of demonstrated ability. Some of our competitors may offer better compensation packages for marketing firms, consultants and agents and broader arrays of products and have a greater diversity of distribution resources, better brand recognition, more competitive pricing, lower cost structures and greater financial strength or claims paying ratings than we do. We compete with other insurers for marketing firms, independent consultants and employee agents primarily on the basis of our compensation and support services. Any reduction in our ability to attract and retain effective sales representatives could materially adversely affect our revenues, results of operations and financial condition.

Loss of the services of our senior management team would likely hinder development of our operating and marketing programs and our strategy for expanding our business.

We rely on the active participation of our Chairman of the Board and Chief Executive Officer, Harold E. Riley (age 79), and our Vice Chairman of the Board and President, Rick D. Riley (age 54), in connection with the development and execution of our operating and marketing plans and strategy for expanding our business. We anticipate that their expertise will continue to be of substantial value in connection with our operations. The loss of the services of either of these individuals could have a significant adverse effect on our business and prospects. We do not have an employment agreement with either of these persons nor do we carry a key-man insurance policy on either of their lives.

We are subject to extensive governmental regulation in the United States, which increases our costs of doing business and could restrict the conduct of our business.

We are subject to extensive regulation and supervision in the U.S. jurisdictions in which we do business as well as anti-money laundering regulations adopted under the U.S. Patriot Act. Insurance company regulation is generally designed to protect the interests of policyholders, as opposed to the stockholders of the regulated insurance companies. To that end, the laws of the various states in which we do business establish insurance regulatory agencies with broad powers with respect to such things as:

•	licensing companies to transact business;

•	authorizing lines of business;

•	mandating capital and surplus requirements;

•	imposing dividend limitations;

•	approving changes in control;

•	licensing agents and distributors of insurance products;

•	placing limitations on the minimum size and certain other provisions of life insurance contracts;

•	restricting companies’ ability to enter and exit markets;

•	admitting statutory assets;

•	mandating certain insurance benefits;

•	restricting companies’ ability to terminate or cancel coverage;

•	requiring companies to provide certain types of coverage;

•	regulating premium rates, including the ability to increase premium rates;

•	approving policy forms;

•	regulating trade and claims practices;

•	imposing privacy requirements;

•	establishing reserve requirements and solvency standards;

•	restricting certain transactions between affiliates;

•	mandating assessments or other surcharges for guaranty funds;

•	regulating market conduct and sales practices of insurers and their marketing agents; and

•	restricting contact with consumers, such as the recently created national “do not call” list, and imposing consumer protection measures.

The capacity for an insurance company’s growth in premiums is partially a function of its statutory regulatory surplus. Maintaining appropriate levels of statutory surplus, as measured by statutory accounting practices prescribed or permitted by a company’s state of domicile, is considered important by insurance regulatory authorities. Failure to maintain required levels of statutory surplus could result in increased regulatory scrutiny and enforcement action by regulatory authorities.

Most insurance regulatory authorities have relatively broad discretion to grant, renew, suspend and revoke licenses and approvals, and could preclude or temporarily suspend us from carrying on some or all of our activities, including acquisitions of other insurance companies, require us to add capital to our insurance company subsidiaries, or fine us. If we are unable to maintain all required licenses and approvals, or if our U.S. domestic insurance business is determined not to comply fully with the wide variety of applicable laws and regulations, including the U.S. Patriot Act, or a relevant authority’s interpretation of the laws and regulations, our revenues, results of operations and financial condition could be materially adversely affected.

Changes in U.S. regulation may adversely affect our results of operations and financial condition and limit our prospective growth.

Currently, the U.S. federal government does not regulate directly the insurance business. However, federal legislation and administrative policies in several areas can materially and adversely affect insurance companies, including our company. These areas include the U.S. Patriot Act, financial services regulation, securities regulation, including the Sarbanes-Oxley Act of 2002, pension regulation, privacy, tort reform legislation and taxation. In addition, various forms of direct federal regulation of insurance have been proposed from time to time.

Our failure to maintain effective information systems could adversely affect our business.

Our business is dependent upon our ability to keep up to date with technological advances. This is particularly important in our life insurance operations, where our information systems are critical to the operation of our business. Our failure to update these systems to reflect technological advancements or to protect our systems may adversely affect our business.

We must maintain and enhance our existing information systems and develop new information systems in order to keep pace with continuing changes in information processing technology, evolving industry and regulatory standards and changing customer preferences. If we do not maintain adequate systems we could experience adverse consequences, including:

•	inadequate information on which to base pricing, underwriting and reserve decisions;

•	the loss of existing customers;

•	difficulty in attracting new customers;

•	disputes with customers and our independent marketing firms, consultants and employee agents;

•	regulatory problems, such as failure to meet prompt payment obligations;

•	litigation exposure; and

•	increases in administrative expenses.

Our failure to maintain effective and efficient information systems, or our failure to efficiently and effectively consolidate our information systems to eliminate redundant or obsolete applications, could have a material adverse effect on our results of operations and financial condition.

We identified material weaknesses in our disclosure controls and controls over financial reporting as of December 31, 2006. To the extent that we have not remedied, or do not remedy, these weaknesses or fail to maintain our current system of internal controls to an effective level with regard to material weaknesses we may identify, we may not be able to report our financial results accurately. As a result, we could be required to restate our financial statements and exposed to increased regulatory scrutiny and litigation from investors and others.

Effective internal controls are necessary for us to provide reliable financial reports. If we are unable to provide reliable financial reports, we could become subject to SEC and other regulatory review and sanctions, as well as litigation that could result in substantial fines, penalties or liabilities, and our results of operations and financial condition, and the market value of our securities, could be materially and adversely affected as a result. We have in the past discovered, and may in the future discover, areas of our internal controls that need improvement.

In early 2007, we made adjustments to our accounts as of December 31, 2006 concerning the process of quantifying and reporting financial statement misstatements. In accordance with recent guidance from the SEC as set forth in Staff Accounting Bulletins 99 and 108, we recorded a net adjustment by increasing our retained deficit as of January 1, 2006 by $3.1 million and making corresponding adjustments to a number of balance sheet accounts. We determined that not identifying and quantifying these misstatements on a timely basis was indicative of a material weakness in our disclosure controls and controls over financial reporting as of December 31, 2006.

We have devoted significant resources to remediate this weakness and we have been monitoring the effectiveness of our improved procedures. We also intend to continue reviewing our procedures and implementing further improvements or changes to our internal control procedures as necessary or warranted. However, we cannot be certain that these measures will ensure the continued adequacy of our controls over our financial processes and reporting in the future, or that there are no additional, existing, but as yet undiscovered, weaknesses that we need to address.

Our failure to protect confidential information and privacy could result in the loss of customers, subject us to fines and penalties and adversely affect our results of operations and financial condition.

Our insurance subsidiaries are subject to privacy regulations and to confidentiality obligations. We also have legal obligations to protect certain confidential information we obtain from our existing vendors. These obligations generally include protecting confidential information in the same manner and to the same extent as we protect our own confidential information. The actions we take to protect confidential information include among other things:

•	monitoring our record retention plans and policies and any changes in state or federal privacy and compliance requirements;

•	maintaining secure storage facilities for tangible records; and

•	limiting access to electronic information in order to safeguard certain current information.

In addition, the Gramm-Leach-Bliley Act requires that we deliver a notice regarding our privacy policy both at the delivery of an insurance policy and annually thereafter. Certain exceptions are allowed for sharing of information under joint marketing agreements. However, certain state laws may require us to obtain a policyholder’s consent before we share information.

We have, and maintain, a written information security program with appropriate administrative, technical and physical safeguards to protect such confidential information. If we do not comply with privacy regulations and protect confidential information, we could experience adverse consequences, including regulatory sanctions, loss of reputation and litigation, any of which could have a material adverse effect on our business, results of operations and financial condition.

The insurance industry in which we operate may be subject to periodic negative publicity, which may negatively impact our financial results.

We interface with and distribute our products to individual consumers. There may be a perception that these purchasers may be unsophisticated and in need of consumer protection. Accordingly, from time to time, consumer advocate groups or the media may focus attention on our products, thereby subjecting us to periodic negative publicity. We may also be negatively impacted if another insurance company engages in practices resulting in increased public attention to our businesses. Negative publicity may result in lower sales of insurance, increased regulation and legislative scrutiny of industry practices as well as increased litigation, which may further increase our costs of doing business and impede our ability to market our products. As a result, our business, results of operations and financial condition could be materially and adversely affected.

General economic, financial market and political conditions may materially and adversely affect our results of operations and financial condition.

Our results of operations and financial condition may be materially and adversely affected from time to time by general economic, financial market and political conditions, both in the United States and in the foreign countries where our policy owners reside. These conditions include economic cycles such as:

•	insurance industry cycles;

•	levels of employment;

•	levels of consumer spending;

•	levels of inflation;

•	movements of the financial markets,

•	fluctuations in interest rates, monetary policy, demographics; and

•	legislative and competitive changes.

During periods of economic downturn, our insureds may choose not to purchase our insurance products, may terminate existing policies or contracts, permit them to lapse or may choose to reduce the amount of coverage purchased, any of which could have a material adverse effect on our results of operations and financial condition.

Our insurance subsidiaries are restricted by applicable laws and regulations in the amounts of fees, dividends and other distributions they may make to us. The inability of our subsidiaries to make payments to us in sufficient amounts for us to conduct our operations could adversely affect our ability to meet our obligations or expand our business.

As a holding company, our principal asset is the capital stock of our subsidiaries. We rely primarily on statutorily permissible payments from our insurance company subsidiaries, principally through service agreements we have with our subsidiaries, to meet our working capital and other corporate expenses. The ability of our insurance company subsidiaries to make payments to us is subject to regulation by the states in which they are domiciled, and these payments depend primarily on approved service agreements between us and these subsidiaries and, to a lesser extent, the statutory surplus (which is the excess of assets over liabilities as determined under statutory accounting practices prescribed by an insurance company’s state of domicile), future statutory earnings (which are earnings as determined in accordance with statutory accounting practices) and regulatory restrictions.

Generally, the net assets of our insurance company subsidiaries available for dividends are limited to the greater of the subsidiary net gain from operations during the preceding year and 10% of the subsidiary’s net statutory surplus as of the end of the preceding year as determined in accordance with accounting practices prescribed by insurance regulatory authorities. In Amendment No. 1 to our Annual Report on Form 10-K for the year ended December 31, 2006, we disclosed that total capital and surplus of our insurance company subsidiaries was approximately $103.1 million as of December 31, 2006. This amount was derived by aggregating the capital and surplus of our directly and indirectly wholly-owned insurance company subsidiaries as of that date. Based on this aggregate capital and surplus, we calculated that the total amount of dividends our insurance company subsidiaries could pay was approximately $10.3 million in 2007. We have since determined that dividend payments available to us without prior regulatory approval must be calculated based only on the capital and surplus of our directly owned insurance company subsidiary, CICA Life Insurance Company of America, or CICA. Total capital and surplus of CICA as of December 31, 2006 was approximately $44.0 million. Based upon statutory net gain from operations and surplus of CICA for the year ended December 31, 2006, approximately $4.4 million of dividends could be paid to us in 2007 without prior regulatory approval. To date in 2007, no dividends have been declared by CICA or any other of our insurance company subsidiaries. Payments of dividends in excess of permitted amounts would generally require approval of the applicable regulatory authorities.

Except to the extent that we are a creditor with recognized claims against our subsidiaries, claims of our subsidiaries’ creditors, including policyholders, have priority with respect to the assets and earnings of the subsidiaries over the claims of our creditors and stockholders. If any of our subsidiaries becomes insolvent, liquidates or otherwise reorganizes, our creditors and stockholders will have no right to proceed in their own right against the assets of that subsidiary or to cause the liquidation, bankruptcy or winding-up of the subsidiary under applicable liquidation, bankruptcy or winding-up laws.

Risks Relating to an Investment in Our Class A Common Stock

The price of our class A common stock may be volatile and may be affected by market conditions beyond our control.

Our class A common stock price is likely to fluctuate in the future and could decline materially because of the volatility of the stock market in general and as a result of a variety of other factors, many of which are beyond our control, including:

•	quarterly variations in actual or anticipated results of our operations;

•	interest rate fluctuations;

•	changes in financial estimates by securities analysts;

•	valuations of similarly situated companies in our industry;

•	our failure to meet the expectations of securities analysts and investors;

•	actions or announcements by our competitors;

•	competition and other factors affecting the life insurance business generally; and

•	conditions in the U.S. and world economies.

Our class A common stockholders will not control us for the foreseeable future, will have a limited ability to influence our business policies and corporate actions and will not by themselves be able to elect any directors.

It is difficult for our minority stockholders to elect any of our directors or otherwise exert influence over our business. Holders of our outstanding class B common stock are entitled to elect a simple majority of our board of directors and therefore control our company. All of our class B common stock is currently owned indirectly by the Harold E. Riley Trust of which Harold E. Riley, our Chairman of the Board and Chief Executive Officer, is the sole trustee. Additionally, Harold E. Riley holds approximately 10.6% of the outstanding shares of our class A common stock.

Our articles of incorporation and bylaws, as well as applicable state insurance laws, may discourage takeovers and business combinations that our stockholders might consider to be in their best interests.

Our articles of incorporation and bylaws, as well as various state insurance laws, may delay, deter, render more difficult or prevent a takeover attempt that our stockholders might consider in their best interests. As a result, our stockholders will be prevented from receiving the benefit from any premium to the market price of our class A common stock that may be offered by a bidder in a takeover context. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our class A common stock if they are viewed as discouraging takeover attempts in the future.

The following provisions in our articles of incorporation and bylaws make it difficult for our class A stockholders to replace or remove our directors and have other anti-takeover effects that may delay, deter or prevent a takeover attempt:

•	holders of shares of our class B common stock elect a simple majority of our board of directors, and all of these shares are owned by the Harold E. Riley Trust; and

•	our board of directors may issue one or more series of preferred stock without the approval of our stockholders.

State insurance laws generally require prior approval of a change in control of an insurance company. Generally, such laws provide that control over an insurer is presumed to exist if any person, directly or indirectly, owns, controls, holds with the power to vote, or holds proxies representing 10% or more of the voting securities of the insurer. In considering an application to acquire control of an insurer, an insurance commissioner generally will consider such factors as the experience, competence and financial strength of the applicant, the integrity of the applicant’s board of directors and executive officers, the acquirer’s plans for the management and operation of the insurer, and any anti-competitive results that may arise from the acquisition. In addition, a person seeking to acquire control of an insurance company is required in some states to make filings prior to completing an acquisition if the acquirer and the target insurance company and their affiliates have sufficiently large market shares in particular lines of insurance in those states. These laws may discourage potential acquisition proposals and may delay, deter or prevent a change of control involving us, including through transactions, and in particular unsolicited transactions, that some or most of our stockholders might consider to be desirable and in which our stockholders may receive a premium.

We have never paid any cash dividends on our class A common stock and do not anticipate doing so in the foreseeable future.

We have never paid cash dividends on our class A common stock, as it is our policy to retain earnings for use in the operation and expansion of our business. Thus, you should not rely on your investment in our class A common stock for periodic dividend income.

There are a substantial number of shares of our class A common stock eligible for future sale in the public market. The sale of a large number of these shares could cause the market price of our class A common stock to fall.

There were 40,360,062 shares of our class A common stock outstanding as of November 26, 2007. Members of our management and other affiliates owned approximately 6,500,000 shares of our class A common stock as of this date, representing approximately 16.1% of our outstanding class A common stock. These shares have been registered for public resale and may be sold freely, subject to a 90-day restriction on sales of the shares from the date of the final prospectus supplement relating to this offering. See the section captioned “Underwriting” in this prospectus supplement.

In addition, a total of 3,347,039 shares of our class A common stock are issuable upon the conversion of our series A-1 and series A-2 preferred stock and the exercise of warrants granted in connection therewith. We have a registration statement currently in effect that allows the public resale of all such shares of class A common stock.

If our preferred and common stockholders sell a large number of shares of our class A common stock, the market price of shares of our class A common stock could decline significantly. Moreover, the perception in the public market that our stockholders might sell shares of our class A common stock could depress the market price of our class A common stock.

Holders of our series A preferred stock may obtain the right to require us to redeem their series A preferred stock and we will be required to redeem any shares of series A preferred stock that remain outstanding on July 12, 2009.

We will be required to redeem any shares of our series A preferred stock that remain outstanding on July 12, 2009 at the original investment price, plus all accrued but unpaid dividends.

We can elect to pay the redemption price in shares of our class A common stock if:

•	the average closing price of the stock is in excess of $3.50 per share for a period of ten consecutive trading days prior to (but not including) the date that is three trading days prior to the date of redemption;

•	the stock is listed on NYSE or other eligible market; and

•	the stock to be issued is registered under a registration statement effective with the SEC.

We intend to pay the redemption price of our series A preferred stock in shares of our class A common stock to the extent the conditions described above are satisfied and we are permitted to do so. The number of shares of our class A common stock that we issue to redeem these shares of series A preferred stock could have a dilutive effect on the book value of the shares of class A common stock held by existing holders. However, provisions of our series A preferred stock could require us to pay part or all of the redemption price in cash, rather than in shares of our class A common stock, under certain circumstances, including failure to meet the conditions described above.

The provisions of our series A preferred stock require that if (i) the closing price of our class A common stock for any 42 trading days, including a period not less than five consecutive trading days, is less than $4.80, or (ii) we issue class A common stock or common stock equivalents for less than $6.11 per share, then the holders of our series A preferred stock may require us to redeem their shares of series A preferred stock at a price equal to the amount of the original holder’s original investment, plus all accrued but unpaid dividends thereon to the date of payment. If we are required, or elect, to redeem shares of our series A preferred stock for cash, we may have to curtail our expansion.

Provisions applicable to our series A preferred stock may make it more difficult or prevent us from raising funds or taking certain other actions.

Provisions applicable to the outstanding shares of our series A preferred stock trigger rights of first refusal or payment provisions and require us to obtain the approval of the holders of such shares to (i) incur debt or allow liens on our property, other than certain permitted debt and liens, (ii) amend our articles of incorporation so as to affect adversely any rights of the preferred shareholders, (iii) authorize or create a new class of stock that will be senior or equal to our series A preferred stock in terms of dividends, redemption or distribution of assets or (iv) take other specified actions. These provisions may make it more difficult for us to take certain corporate actions and could delay, deter or prevent future financings.

The holders of our series A preferred stock have the right to purchase up to 10% of the number of shares of our class A common stock offered by this prospectus supplement, in proportion to their respective holdings of preferred stock. In all other offerings of our shares of class A common stock, such as a private placement of shares, unless certain limited exceptions apply, the holders of our series A preferred stock will generally be entitled to purchase up to 50% of the number of shares of our class A common stock offered by us. These preemptive rights could delay, deter or prevent future equity financings.

The net proceeds from this offering have been allocated generally by management, which will determine the specific use of these proceeds after this offering has been consummated.

Because the net proceeds from this offering have been allocated generally by us, you must rely on our management’s judgment as to the specific use of these proceeds. You will not have the opportunity, as part of your investment decision, to determine whether or not these proceeds are being used by us appropriately. It is possible that these proceeds could be used by us in ways that adversely affect our results of operations and financial condition.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $17.2 million from the sale of shares of our class A common stock in this offering, after deducting the placement agents’ commissions and estimated offering expenses, based on an assumed public offering price of $7.00 per share and assuming we sell the maximum number of shares offered hereby.

We expect to utilize substantially all of the net proceeds from this offering for general corporate purposes, including, but not limited to, acquisitions and for working capital, including capital contributions to our insurance company subsidiaries. Our management will have significant flexibility in applying the net proceeds from this offering. Pending expenditures of the net proceeds of this offering for the foregoing purposes, we will make temporary investments of the proceeds in short term financial instruments, including temporary investments in short term government securities, bank certificates of deposit and money market securities.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2007:

•	on an actual basis; and

•	on an as adjusted basis to give effect to the sale of 2,682,857 shares of our class A common stock in this offering at an assumed public offering price of $7.00 per share, after deducting the estimated underwriting discounts and offering costs payable by us.

	As of September 30, 2007
		As
	Actual	Adjusted
	(Unaudited)
	(In thousands, except
	share amounts)

Total investments	$549,316	$566,468

Cumulative convertible preferred stock — Series A (Series A-1 — $500 stated value per share, 25,000 shares authorized, issued and outstanding; Series A-2 — $935 stated value per share, 5,000 shares authorized, 4,014 issued and outstanding)	13,886	13,886
Stockholders’ Equity:
Common stock:
Class A, no par value, 100,000,000 shares authorized, 43,495,800 and 46,178,657 shares issued and outstanding, including shares in treasury of 3,135,738(1)	209,063	226,215
Class B, no par value, 2,000,000 shares authorized, 1,001,714 shares issued and outstanding	3,184	3,184
Retained deficit	(45,659)	(45,659)
Accumulated other comprehensive loss:
Unrealized losses on securities, net of tax	(4,707)	(4,707)

	161,881	179,033
Treasury stock, at cost	(11,011)	(11,011)

Total capitalization	$164,756	$181,908

(1)	The number of shares of our class A common stock outstanding excludes 3,347,039 shares that may be issued upon the conversion of our outstanding series A-1 and series A-2 preferred stock (2,525,300 shares) and upon exercise of warrants issued in connection with the issuance of our series A-1 and series A-2 preferred stock (821,739 shares).

PRICE RANGE OF OUR CLASS A COMMON STOCK AND DIVIDEND POLICY

Price Range of Class A Common Stock

Our class A common stock is listed on the New York Stock Exchange under the symbol “CIA.” The following table sets forth, for each of the periods indicated, the high and low closing sale prices per share of our class A common stock as reported by the New York Stock Exchange.

	Class A
	Common Stock Price
	High	Low

2007
Fourth Quarter (through November 28, 2007)	$8.90	$7.10
Third Quarter	8.39	4.84
Second Quarter	8.00	6.10
First Quarter	7.71	6.69
2006
Fourth Quarter	6.97	5.60
Third Quarter	6.04	4.88
Second Quarter	5.54	4.57
First Quarter	5.60	4.78
2005
Fourth Quarter	6.05	4.92
Third Quarter	6.93	5.70
Second Quarter	5.79	4.79
First Quarter	5.80	5.01

On November 28, 2007, the reported last sale price of our class A common stock was $7.92 per share. As of November 15, 2007, there were approximately 66,500 record holders of our class A common stock.

Dividends

We have never paid any cash dividends on our class A common stock and do not expect to pay any such dividends for the foreseeable future. The declaration of dividends is within the discretion of our board of directors, and will be dependent upon our financial condition and capital requirements, business prospects, and other relevant factors at the time a dividend may be under consideration.

On December 31, 2004, we paid a 7% class A common stock dividend to holders of record as of December 1, 2004. The dividend resulted in the issuance of 2,649,695 shares of our class A common stock (including 191,722 shares in treasury) and 61,246 shares of our class B common stock.

On December 31, 2005, we paid a 7% class A common stock dividend to holders of record as of December 15, 2005. The dividend resulted in the issuance of 2,840,821 shares of our class A common stock (including 205,142 shares in treasury) and 65,533 shares of our class B common stock.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following table sets forth certain of our selected consolidated financial and other data. The selected consolidated financial information as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006 has been derived from, and should be read together with, our audited consolidated financial statements and the related notes, which are incorporated by reference into this prospectus supplement and the accompanying prospectus from our Annual Report on Form 10-K/A for the year ended December 31, 2006. The selected consolidated financial information as of December 31, 2004, 2003 and 2002 and for each of the two years in the period ended December 31, 2003 has been derived from our audited consolidated financial statements and the related notes, which are not incorporated by reference into this prospectus supplement and the accompanying prospectus. The selected consolidated financial information as of September 30, 2007 and for the nine months ended September 30, 2007 and 2006 has been derived from, and should be read together with, our unaudited consolidated financial statements and the related notes, which are incorporated by reference into this prospectus supplement and the accompanying prospectus from our Quarterly Report on Form 10-Q for the quarter ended September 30, 2007. In the opinion of our management, all unaudited interim consolidated financial information presented in the table below reflects all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of our consolidated financial position and results of operations for such periods. The results of operations for the nine months ended September 30, 2007 are not necessarily indicative of the results to be expected for the full year. The information should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K/A for the year ended December 31, 2006 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, both of which are incorporated into this prospectus supplement and the accompanying prospectus by reference. The results of past periods are not necessarily indicative of results that may be expected for future periods.

The Other Statutory Data is presented in accordance with statutory accounting practices prescribed by the states of domicile of our insurance company subsidiaries and is derived from the financial statements we prepare under such practices.

	Nine Months Ended
	September 30,		Year Ended December 31,
	2007	2006	2006	2005	2004(1)	2003	2002
	(Unaudited)
	(In thousands, except per share amounts)

Consolidated Statements of Operations Data:
Revenues:
Premiums:
Life insurance	$97,058	87,498	123,258	111,087	78,013	60,859	54,454
Accident and health	1,162	1,081	1,461	1,560	788	14,785	13,474
Property	3,550	2,528	3,777	3,627	1,113	—	—
Net investment income	21,485	20,034	26,975	23,568	17,005	14,322	14,252
Realized gains (losses), net	(90)	1,173	1,286	419	389	1,883	—
Decrease (increase) in fair value of warrants	(496)	74	(244)	489	256	—	—
Other income	1,167	1,068	1,546	1,363	2,295	870	541

Total revenues	123,836	113,456	158,059	142,113	99,859	92,719	82,721

Benefits and expenses:
Insurance benefits paid or provided:
Claims and surrenders	40,867	41,314	56,261	51,705	34,947	40,445	38,107
Increase in future policy benefit reserves	23,980	21,953	30,719	23,603	18,120	5,766	6,050
Policyholders’ dividends	4,334	3,822	5,384	4,789	4,142	3,666	3,477

Total insurance benefits paid or provided	69,181	67,089	92,364	80,097	57,209	49,877	47,634
Commissions	26,292	25,820	35,691	32,985	21,274	18,228	16,339
Other underwriting, acquisition and insurance expenses	20,952	21,329	27,607	25,429	17,391	18,966	15,064
Capitalization of deferred policy acquisition costs	(19,482)	(19,126)	(26,986)	(24,388)	(17,241)	(16,558)	(14,423)
Amortization of deferred policy acquisition costs	9,490	8,914	11,391	10,313	8,439	11,807	10,040

	Nine Months Ended
	September 30,		Year Ended December 31,
	2007	2006	2006	2005	2004(1)	2003	2002
	(Unaudited)
	(In thousands, except per share amounts)

Amortization of cost of customer relationships acquired and other intangibles	2,477	2,720	4,650	5,881	4,136	7,111	2,528
Loss on coinsurance agreement	—	—	—	—	563	—	—

Total benefits and expenses	108,910	106,746	144,717	130,317	91,771	89,431	77,182

Income before Federal income tax	14,926	6,710	13,342	11,796	8,088	3,288	5,539
Federal income tax expense	4,303	2,114	4,665	4,494	356	162	1,285

Net income	$10,623	4,596	8,677	7,302	7,732	3,126	4,254

Net income available to common stockholders	$9,106	3,074	6,654	5,326	6,803	3,126	4,254

Per Share Data:
Basic and diluted earnings per share of class A common stock	$0.22	0.08	0.16	0.13	0.17	0.08	0.12

Basic and diluted earnings per share of class B common stock	$0.11	0.04	0.08	0.07	0.09	0.04	0.62

	As of
	September 30,	December 31,
	2007	2006	2005	2004		2003	2002
	(Unaudited)
	(In thousands, except per share amounts)

Consolidated Balance Sheet Data:
Total invested assets	$549,316	515,055	484,811	475,802		275,188	226,009
Deferred acquisition costs	$96,967	86,975	70,410	56,335		49,731	44,979
Cost of customer relationships acquired	$32,355	34,812	39,259	44,905		16,884	14,191
Total assets	$740,205	711,184	661,889	661,212		390,093	326,291
Policy benefit reserves	$526,967	504,720	467,737	443,624		233,565	203,546
Total liabilities	$575,449	558,690	513,380	520,179		263,067	224,499
Convertible preferred stock	$13,886	12,883	11,546	5,901		—	—
Total stockholders’ equity	$150,870	139,611	136,963	135,131		127,027	101,792
Book value per share	$3.65	3.38	3.33	3.29		3.10	2.76
Shares outstanding at end of period	41,362	41,292	41,167	41,056		40,999	36,899

	Nine Months Ended
	September 30,	Year Ended December 31,
	2007	2006	2005	2004		2003	2002
	(Unaudited)
		(In thousands)

Other Statutory Data:
Insurance subsidiaries’ aggregate statutory capital and surplus (at end of period)	$116,356	104,848	101,844	143,001		74,494	69,516
Insurance subsidiaries’ aggregate statutory net gain from operations before income taxes and realized net capital gains	$12,232	9,692	5,876	6,718	(1)	2,844	4,795
Insurance subsidiaries’ aggregate statutory net income	$7,701	6,757	3,935	5,254	(1)	1,452	4,384

(1)	Includes the results of operations of Security Plan only for the quarter ended December 31, 2004.

OUR BUSINESS

Our Operating Segments

We maintain two primary operating segments, Life Insurance and Home Service Insurance. Our core operations include issuing and servicing:

•	U.S. dollar denominated ordinary whole life insurance policies to high net worth, high income foreign residents, principally in Latin America and the Pacific Rim, through approximately 2,850 independent marketing firms and consultants;

•	ordinary whole life insurance policies to middle income households in the Midwest and the southern United States through approximately 500 independent marketing consultants; and

•	final expense policies to middle to lower income households in Louisiana through approximately 320 employee agents in our home service distribution channel.

Our operating segments focus on marketing and customer service, while our centralized administrative staff provides support in key functions, including disciplined underwriting, information technology and finance functions. This enables each segment to focus on its target market and distribution relationships while benefiting from a centralized administrative system.

The following summary sets forth revenues, premiums, net investment income and pre-tax income from operations for our segments for each of the three years ended December 31, 2006 and the nine months ended September 30, 2006 and 2007 and our identifiable assets as of December 31, 2006 and 2005 and as of September 30, 2007. We acquired our home service insurance segment on October 1, 2004; all income statement amounts in 2004 for this segment are only for the last fiscal quarter of that year.

	Nine Months Ended
	September 30,		Year Ended December 31,
	2007	2006	2006	2005	2004
	(In thousands)

Revenues
Life insurance	$84,384	73,961	105,747	90,649	86,468
Home service insurance	39,182	38,463	51,235	49,655	12,556
Other non-insurance enterprises	270	1,032	1,077	1,809	835

Total consolidated revenue	$123,836	113,456	158,059	142,113	99,859

Premiums
Life insurance	$72,245	62,737	90,479	78,592	70,117
Home service insurance	29,525	28,370	38,017	37,682	9,797
Other non-insurance enterprises	—	—	—	—	—

Total consolidated premium income	$101,770	91,107	128,496	116,274	79,914

Net investment income
Life insurance	$11,541	10,564	14,243	11,780	13,950
Home service insurance	9,736	9,108	12,232	11,573	2,876
Other non-insurance enterprises	208	362	500	215	179

Total consolidated net investment income	$21,485	20,034	26,975	23,568	17,005

Income (loss) before federal income tax:
Life insurance	$7,368	5,232	10,803	4,715	5,842
Home service insurance	8,540	1,584	3,531	5,902	2,609
Other non-insurance enterprises	(982)	(106)	(992)	1,179	(363)

Total consolidated income before federal income tax	$14,926	6,710	13,342	11,796	8,088

	As of
	September 30,	As of December 31,
	2007	2006	2005
	(In thousands)

Assets
Life insurance	$419,882	395,297	346,313
Home service insurance	304,948	300,368	300,693
Other non-insurance enterprises	15,375	15,519	14,883

Total consolidated assets	$740,205	711,184	661,889

Life Insurance

Our life insurance segment consists of issuing ordinary whole life insurance in U.S. dollar denominated amounts to foreign residents and domestically through independent marketing firms and consultants. For the majority of our business, we retain only the first $100,000 of risk on any one life. We have experienced significant improvements in our income before federal income tax since 2005 due primarily to increased revenues from the growth in our international business combined with operating efficiencies we have achieved.

International

We focus on sales of U.S. dollar denominated ordinary whole life insurance policies to high net worth, high income residents in Latin America and the Pacific Rim. We have successfully participated in the foreign marketplace since 1975. We believe positive attributes of our international insurance business include:

•	policies are typically larger face amounts than in our U.S. operations, resulting in lower underwriting and administrative costs per policy;

•	premiums are paid annually rather than monthly or quarterly, which saves us administrative expenses, accelerates cash flow and results in lower policy lapse rates than premiums with more frequently scheduled payments;

•	persistency is generally higher than U.S. policies;

•	our mortality rates are as good or better than those in the United States because our foreign insureds are high net worth individuals in the top income brackets in their respective countries; and

•	we do not advance commissions, so we do not have financial exposure in the event monies are advanced and insurance revenues do not cover the advances.

We have implemented several policies and procedures to reduce the risks of asset and premium loss in our international operations. We have no offices, employees or assets outside of the United States. All of our premiums must be paid in U.S. dollars through a U.S. financial institution by check, wire or credit card. The policies we issue contain limitations on benefits for certain causes of death, such as homicide and careless driving. We have also developed disciplined underwriting criteria, which include medical reviews of applicants and background and reference checks. We have a claims policy that requires an investigation of substantially all death claims. Additionally, we perform background reviews and reference checks of prospective marketing firms and consultants.

We accept applications for international insurance policies submitted by independent marketing firms and consultants. These persons specialize in marketing life insurance products and generally have several years of insurance marketing experience. We maintain standard contracts with the independent marketing firms pursuant to which they provide recruitment, training and supervision of their managers and associates in the placement of our products; however, all associates of these firms also contract directly with us as independent contractors and receive their compensation directly from us. Accordingly, should an arrangement between any independent marketing firm and us be terminated for any reason, we believe we would continue with the existing marketing arrangements with the associates of these firms without a material loss of sales. Our standard agreement with independent marketing firms and consultants provides that they are independent contractors responsible for their expenses and they are the representative of the prospective insured. In addition, the marketing firms also guarantee any debts of their associates to us. The marketing firms receive commissions on all new and renewal policies placed by them or their associates. All of these contracts provide that the independent marketing firms and consultants are responsible for compliance with local laws.

We provide training materials to our independent marketing firms and consultants and if they are initially successful in obtaining certain levels of policy sales, we will provide training for them at our facility near Austin, Texas. We also provide selected marketing materials to these firms and consultants.

Insurance policy applications and premium payments in U.S. dollars are submitted by the independent consultants to us and we review the applications in our home offices in Austin, Texas. We require medical exams of our prospective insureds through a network of physicians we have developed. Approvals for policy issuance are made in our Austin office and policies are issued and delivered to our independent consultants, who deliver the policies to the insureds.

The following table sets forth by territory our total percentages of direct collected premiums from our international life insurance business for the periods indicated. The information is presented in accordance with statutory accounting practices prescribed by the state of Colorado, the state of domicile of our subsidiary that writes all of our international business, CICA Life Insurance Company of America.

	Nine Months Ended September 30,				Year Ended December 31,
Country	2007		2006		2006		2005		2004
	(Dollars in thousands)

Colombia	$17,959	26.8%	$16,345	28.4%	$22,879	28.0%	$20,572	30.1%	$18,487	31.2%
Taiwan	8,843	13.2	6,672	11.6	10,077	12.3	7,008	10.2	3,748	6.3
Venezuela	7,859	11.8	5,881	10.2	8,907	10.9	7,178	10.5	6,557	11.1
Argentina	6,652	9.9	6,350	11.1	8,975	11.0	8,419	12.3	8,592	14.5
Uruguay	2,097	3.1	2,317	4.0	3,092	3.8	3,202	4.7	3,527	6.0
Other Non-U.S	23,533	35.2	19,967	34.7	27,818	34.0	22,065	32.2	18,303	30.9

Total	$66,933	100.0%	$57,532	100.0%	$81,748	100.0%	$68,444	100.0%	$59,214	100.0%

The ordinary whole life policies issued to residents of foreign countries had an average face amount of approximately $65,000 at December 31, 2006.

Our international business grew at a double-digit pace in the year ended December 31, 2005 and experienced continued growth in the year ended December 31, 2006. New annualized issued and paid premiums from the international market increased by 17.9% in the year ended December 31, 2005 compared to the year ended December 31, 2004 and 9.4% in the year ended December 31, 2006 compared to the year ended December 31, 2005 (first year issued and paid annualized premium is a standard non-GAAP metric used by the life insurance industry as a measure of new business issued). Overall, issued and paid new annualized premium income from the international markets totaled $20.4 million in the year ended December 31, 2006, compared to $18.6 million in the year ended December 31, 2005 and $15.8 million in the year ended December 31, 2004. The development of the markets in the Pacific Rim and the expansion of existing markets in Latin America contributed to the growth in revenues from the sale of insurance policies in the international market. Historically, the majority of our international life insurance business has originated from countries located in Latin America. However, in 2004 the Pacific Rim began to represent a meaningful and growing source of new business. We expect to continue to emphasize growth in this distribution channel.

Domestic

In the Midwest and the southern United States, we seek to serve middle income households through the sale of cash accumulation ordinary whole life insurance products. The majority of this business has been blocks of business of insurance companies we have acquired over the past 15 years.

Our distribution strategy is geared towards attracting marketing consultants, comprised primarily of part-time, second-career sales associates (such as teachers, coaches, community leaders and others), in small communities outside of major metropolitan areas. We are increasing recruitment of new consultants in selected markets. In the United States our domestic sales and marketing is conducted predominantly through independent marketing consultants.

Our product strategy is to introduce our cash accumulation ordinary whole life products to newly appointed independent marketing consultants of companies we have acquired, while continuing to service the needs of acquired policyholders. The average policy size for this market is $25,000 to $50,000, with sales emphasis on the living benefit features embedded in our products. Over the past three years, new product sales have trended downward as we have tightened underwriting on business that did not meet our profitability objectives.

The following table sets forth our direct collected premiums by state for the periods indicated, in accordance with statutory accounting practices prescribed by the states of domicile of our insurance company subsidiaries.

	Nine Months Ended September 30,				Year Ended December 31,
State	2007		2006		2006		2005		2004
	(Dollars in thousands)

Texas	$5,633	39.8%	$6,010	40.0%	$7,962	39.6%	$9,172	38.6%	$10,212	36.9%
Kentucky	1,671	14.1	1,822	12.2	2,436	12.1	2,936	12.3	4,377	15.8
Oklahoma	1,663	11.8	1,731	11.5	2,363	11.8	3,481	14.6	4,262	15.4
Mississippi	1,109	7.8	1,113	7.4	1,520	7.6	1,658	7.0	1,811	6.5
Other states	4,063	26.5	4,340	28.9	5,828	28.9	6,545	27.5	7,029	25.4

Total	$14,139	100.0%	$15,016	100.0%	$20,109	100.0%	$23,792	100.0%	$27,691	100.0%

A number of domestic life insurance companies we have acquired also had issued blocks of accident and health insurance policies, which we did not consider to be a core part of our business. Effective January 1, 2004, we entered into a coinsurance agreement with an unaffiliated insurance company under which it assumed substantially all of our accident and health policies. The premium amounts ceded under the coinsurance agreement in the years ended December 31, 2006, 2005 and 2004 were $8.9 million, $10.8 million and $14.3 million, respectively, and were $6.2 million and $6.8 million in the nine months ended September 30, 2007 and 2006, respectively.

Home Service Insurance

On October 1, 2004, following our acquisition of Security Plan, we established our home service insurance segment.

Security Plan has conducted its operations since 1948. It focuses on the life insurance needs of the middle to lower income market in Louisiana. Security Plan predominantly sells ordinary whole life products to provide a means of funding individuals’ final expenses, primarily consisting of funeral and other burial costs. The policies are sold and serviced through Security Plan’s home service marketing distribution system of approximately 320 employee agents who work full time on a route system to sell policies, collect premiums and service policyholders. Security Plan’s life insurance sales have been supplemented by the acquisition of numerous home service companies in Louisiana. The face amount of Security Plan’s average life insurance policy is relatively small, approximately $7,000 per policy since 2006, and therefore the underwriting performed on these applications is limited.

Security Plan’s premium income decreased each year from 2001 until we acquired it on October 1, 2004. We replaced Security Plan’s marketing leadership in 2005 and believe that our renewed emphasis on sales and marketing have reversed the decline in the premium base and serves as a base from which to expand. The premium increase over the past two years occurred despite the hurricanes in Louisiana in 2005, which significantly disrupted Security Plan’s customer base.

We offer limited liability, named peril property and casualty coverage to middle to lower income residents of Louisiana through SPFIC, which utilizes the same employee agents as Security Plan and functions primarily to generate leads for Security Plan’s life insurance sales. SPFIC’s policies provide maximum coverage on any one dwelling and contents of $30,000, and content only coverage and dwelling only coverage is limited to $20,000. At December 31, 2006, SPFIC had total assets of approximately $5.7 million and revenues for the year then ended of $3.9 million. At September 30, 2007, SPFIC had total assets of $5.4 million and revenues for the nine months then ended of $3.7 million.

As set forth in the table above under “Our Business — Our Operating Segments,” Security Plan, including SPFIC, generated income before federal income tax of $3.5 million in the year ended December 31, 2006 compared to $5.9 million in the year ended December 31, 2005 and $8.5 million in the nine months ended September 30, 2007 compared to $1.6 million in the nine months ended September 30, 2006. The financial results for the nine months ended September 30, 2007 compared to the nine months ended September 30, 2006 reflected lower claims costs from the hurricanes experienced in Louisiana in 2005. Hurricane Katrina had a significant adverse financial impact on SPFIC, resulting in expenses to it since the third quarter of 2005 aggregating approximately $3.4 million after payments under its reinsurance treaties. We have since increased the limits on SPFIC’s reinsurance treaties, which we expect would mitigate the adverse financial statement impacts from any future hurricanes.

Our Products

Life Insurance

International.  We offer several ordinary whole life insurance products designed to meet the needs of our non-U.S. policy owners. These policies have been structured to provide:

•	U.S. dollar denominated cash values that are valuable to a policyholder during his or her lifetime;

•	premium rates that are competitive with or better than most foreign local companies;

•	a hedge against local currency inflation;

•	protection against devaluation of foreign currency;

•	capital investment in a more secure environment (i.e., the United States);

•	lifetime income; and

•	cash values beginning in the first policy year.

Our international products have living benefit features. Every policy contains guaranteed cash values and is participating (i.e., provides an annual cash dividend). The major portion of each premium payment is used to build guaranteed cash values, while a lesser portion is used for direct retirement benefits. Once a policy owner pays the annual premium and the policy is issued, we immediately pay a cash dividend to the owner. The policy owner has several options with regard to the dividend, including the right to assign dividends to our stock investment plan that is administered in the United States by our unaffiliated transfer agent and is registered under the Securities Act.

Domestic.  The life insurance products that we sell domestically focus primarily on living needs and provide death benefits toward accumulating money for the insured. The features of our domestic life insurance products include:

•	cash accumulation/living benefits;

•	tax-deferred interest earnings;

•	guaranteed lifetime income at age 65;

•	monthly income for surviving family members;

•	accidental death benefit coverage options; and

•	an option to waive premium payments in the event of disability.

Our life insurance products are principally designed to address the insured’s concern about outliving his or her monthly income, while at the same time providing death benefits in case of an early demise. The primary purpose of our product portfolio is to help the insured create capital for needs such as retirement income, children’s higher educational funds, business opportunities, emergencies and healthcare needs.

Home Service Insurance

Our home insurance products consist primarily of small face amount ordinary whole life policies, which are designed to fund final expenses for the insured, primarily consisting of funeral and burial costs. To a much lesser extent, our home insurance segment sells limited liability, named peril property and casualty policies covering dwellings and contents. We intend to continue to market these types of policies.

Competition

The life insurance business is highly competitive. We compete with a large number of stock and mutual life companies both internationally and domestically, as well as with financial institutions that offer insurance products. There are more than 1,000 life insurance companies in the United States, some of which also provide insurance to foreign residents.

Given the variety of the foreign markets in which we provide ordinary whole life insurance, it is not possible to ascertain our competitive position. We face competition primarily from companies formed and operated in the country in which the insureds reside, from companies that operate in the same manner as we do and from companies that are foreign to the countries in which policies are sold, but issue insurance policies denominated in the local currency of those countries. Competitors in our international markets who operate in the same manner as we do include National Western Life Insurance Company, Best Meridian Insurance Company and, to a lesser extent, Pan American Life Insurance Company and American International Group, although these companies tend to focus on non-traditional life insurance and annuities products. Some companies may be deemed to have a competitive advantage over us due to their significantly greater financial resources, histories of successful operations and much larger marketing forces. We believe that our experience, combined with the special features of our policies, allow us to compete effectively in pursuing new business.

Because premiums on our international policies must be paid in U.S. dollars drawn on U.S. banks, and we pay claims in U.S. dollars, we provide a product that is different from the products provided by foreign-domiciled companies. Our international policies are usually acquired by significant net worth persons in the top income brackets of their respective countries. The policies sold by our local competitors are generally offered broadly and are priced based on the mortality of the entire population of the geographic region. Because of the predominance of lower incomes in most of these countries, the mortality experience tends to be higher on average compared to the United States, causing mortality charges that are higher than they would be if they were based on the mortality experience of only the local population in the upper net worth and income categories. Additionally, the assets that constitute the reserves for the foreign company policies can be substantially invested in the respective countries and, therefore, are exposed to the inflationary risks and economic crises that have impacted many foreign countries.

The U.S. life insurance industry is a mature industry that, in recent years, has experienced little to no growth. Competition is intense because the life insurance industry is consolidating, with larger, more efficient and more effective organizations emerging from consolidation. Additionally, legislation became effective in the United States in the year 2000 that permits commercial banks, insurance companies and investment banks to combine. These factors have increased competitive pressures in general.

Many domestic life insurance companies have significantly greater financial, marketing forces and other resources, longer business histories and more diversified lines of insurance products than we do. We also face competition from companies marketing in person as well as with direct mail sales campaigns. Although we may be at a competitive disadvantage to these entities, we believe that our premium rates and policy features are generally competitive with those of other life insurance companies selling similar types of ordinary whole life insurance.

In the home services segment, we face competition in Louisiana from other companies that specialize in home service distribution of insurance. Competitors include American General Life Insurance Company, American National Life Insurance Company, Kilpatrick Life Insurance Company, Monumental Life Insurance Company and Union National Life Insurance Company. Security Plan also competes indirectly with other domestic life insurance companies operating in Louisiana. Security Plan competes based upon its emphasis on personal service to its customers.

PLAN OF DISTRIBUTION

We are offering shares of our class A common stock through placement agents. Subject to the terms and conditions contained in a placement agent agreement, dated November 28, 2007, between us and Oppenheimer & Co. Inc., as representative of the placement agents, the placement agents have agreed to use their reasonable best efforts to solicit orders to purchase shares of our class A common stock. The placement agents are not purchasing or selling any shares by this prospectus supplement or accompanying prospectus, nor are they required to arrange for the purchase or sale of any specific number or dollar amount of shares. We will enter into subscription agreements directly with the investors in connection with the offering. We will pay the placement agents a cash commission of 5.5% of the gross proceeds of the offering.

We expect that the sale of 2,682,857 shares of our class A common stock will be completed on or about December 4, 2007. We have entered into an escrow agreement, dated November 28, 2007, with the placement agents and American Stock Transfer and Trust Company, as escrow agent. Pursuant to the escrow agreement, the escrow agent will receive and hold funds from purchasers of our class A common stock and release them to us only upon closing.

	Per Share	Total

Public Offering Price	$7.00	$18,779,999
Placement Agents’ Fees	$.39	$1,032,900
Proceeds to Us, Before Expenses	$6.61	$17,747,099

The estimated expenses of the offering, not counting placement agent fees, are approximately $595,000, which includes legal, accounting and printing costs and various other fees. After deducting expenses and placement fees, we expect our net proceeds from the offering to be approximately $17.2 million. Because there is no minimum offering amount required as a condition to closing the offering, the actual total proceeds may be less than the maximum total set forth above.

One or both of the placement agents may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business. The placement agents have informed us that they will not engage in over-allotment, stabilizing or syndicate covering transactions in connection with the offering.

We have agreed, subject to certain limited exceptions, to a lock-up provision whereby we are limited with regard to future sales, assignments, transfers, pledges, contracts to sell any shares of our class A common stock or securities convertible into or exercisable or exchangeable for our class A common stock for a period of 90 days after the completion of the offering. Our executive officers and directors have also agreed, subject to certain limited exceptions, to certain lock-up provisions with regard to future sales of our class A common stock and other securities convertible into or exercisable or exchangeable for our class A common stock for a period of 90 days after the completion of the offering.

We have agreed to indemnify the placement agents against certain liabilities, including liabilities under the Securities Act, and/or to contribute to payments the placement agents may be required to make with respect to any of these liabilities.

One or both of the placement agents may make prospectuses available in electronic (pdf) format. A prospectus in electronic format may be made available on the web sites maintained by one or both of the placement agents, or syndicate members, if any, participating in this offering, and one or more of the placement agents may distribute such prospectuses electronically.

LEGAL MATTERS

Certain legal matters in connection with the shares of class A common stock offered hereby will be passed upon for us by Jones & Keller, P.C., Denver, Colorado, and for the placement agents by Kramer Levin Naftalis & Frankel LLP, New York, New York.

EXPERTS

The consolidated financial statements of Citizens, Inc. included in Citizens, Inc.’s Annual Report (Form 10-K/A) for the year ended December 31, 2006 including schedules appearing therein, and Citizens, Inc. management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in its reports thereon (which conclude, among other things, that Citizens, Inc. did not maintain effective internal control over financial reporting as of December 31, 2006, based on Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, because of the effects of the material weakness described therein), included therein, and incorporated herein by reference. Such financial statements and management’s assessment have been incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements and financial statement schedules of Citizens, Inc. as of December 31, 2005 and for each of the years in the two-year period ended December 31, 2005 have been incorporated by reference herein and the accompanying prospectus in reliance upon the report of KPMG LLP, an independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that we file at the SEC’s public reference room located at 100 F Street NE, Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on the operation of such public reference room. You can also request copies of such documents, upon payment of a duplicating fee, by writing to the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Our filings with the SEC are also available to the public at the website maintained by the SEC at http://www.sec.gov. You may also inspect our filed reports and other information at the New York Stock Exchange, 11 Wall Street, New York, New York 10005.

The SEC allows us to “incorporate by reference” into this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus, and information we file later with the SEC will automatically update and supersede such information. The following documents filed with the SEC are hereby incorporated by reference into this prospectus supplement:

•	our Annual Report on Form 10-K for the Year Ended December 31, 2006, filed on March 30, 2007, and Amendment No. 1 to the Form 10-K filed on May 25, 2007;

•	our Proxy Statement on Schedule 14A filed on May 4, 2007;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, filed on May 10, 2007;

•	our Current Report on Form 8-K dated July 17, 2007, filed on July 17, 2007;

•	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2007, filed on August 9, 2007;

•	our Current Report on Form 8-K dated October 24, 2007, filed on October 25, 2007;

•	our Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, filed on November 8, 2007; and

•	the description of our class A common stock and class B common stock contained in our Registration Statement on Form 8-A, declared effective by the SEC on April 14, 1994, and, with respect to the subsequent registration of our class A common stock and our class B common stock under Section 12(b) of the Exchange Act, in our Registration Statement on Form 8-A, filed on July 19, 2002, and Amendment No. 1 thereto, filed on July 25, 2002, and declared effective by the SEC on or about August 22, 2002.

In addition, all documents that we file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (including any Current Report on Form 8-K in which the information is filed but not furnished) will be deemed to be incorporated by reference into this prospectus supplement and the accompanying prospectus.

This prospectus supplement and accompanying prospectus are part of a registration statement that we filed with the SEC. Any prospectus supplements and the accompanying prospectus that we subsequently file will likewise be part of the registration statement. Upon written or oral request, we will provide, without charge, to each person, including beneficial owners of our class A common stock, to whom a copy of this prospectus supplement and accompanying prospectus is delivered, a copy of any or all of the information incorporated by reference in this prospectus supplement and accompanying prospectus (other than exhibits to such documents, unless the exhibits are specifically incorporated by reference in such documents). Your requests for copies should be directed to the Secretary, Citizens, Inc., P.O. Box 149151, Austin, Texas 78714-9151; telephone (512) 837-7100.

PROSPECTUS

$125,000,000

Class A Common Stock

We may offer and sell from time to time shares of our class A common stock in one or more offerings in amounts, at prices and on the terms that we will determine at the time of offering, with an aggregate initial offering price of up to $125,000,000. Each time we sell class A common stock, we will provide specific terms of these securities offered in a supplement to this prospectus. The prospectus supplement and the accompanying prospectus may also add, update or change information contained in this prospectus. We will specify in any accompanying prospectus supplement and the accompanying prospectus, the terms of any offering. You should read this prospectus and the applicable prospectus supplement and the accompanying prospectus, as well as any documents incorporated by reference in this prospectus and any prospectus supplement and the accompanying prospectus, carefully before you invest in our class A common stock. This prospectus may not be used to consummate a sale of our class A common stock unless accompanied by the applicable prospectus supplement and the accompanying prospectus.

We will sell our class A common stock to purchasers through agents on our behalf or through underwriters or dealers, or directly to purchasers or our stockholders, as designated from time to time. If any agents or underwriters are involved in the sale of any of our class A common stock, the applicable prospectus supplement and the accompanying prospectus will provide the names of the agents or underwriters and any applicable fees, commissions or discounts. See “Plan of Distribution” on page 6 of this prospectus.

Our class A common stock trades on the New York Stock Exchange under the trading symbol “CIA.” On June 18, 2007, the last reported sale price of our class A common stock was $6.75 per share. We recommend that you obtain current market quotations for our class A common stock prior to making an investment decision.

INVESTING IN OUR CLASS A COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE THE SECTIONS ENTITLED “RISK FACTORS,” ON PAGE 5 OF THIS PROSPECTUS, AND IN OUR MOST RECENT ANNUAL REPORT ON FORM 10-K AND AS AFTERWARDS AMENDED, AND IN OUR MOST RECENT QUARTERLY REPORT ON FORM 10-Q, BOTH AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, AND BOTH OF WHICH ARE INCORPORATED HEREIN BY REFERENCE IN THEIR ENTIRETY.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 22, 2007.

Prospectus

IMPORTANT INFORMATION ABOUT THIS PROSPECTUS

This prospectus is part of a “shelf” registration statement that we filed with the United States Securities and Exchange Commission, or the SEC. By using a shelf registration statement, we may sell the class A common stock described in this prospectus from time to time in one or more offerings. We may use this prospectus to offer and sell up to a total of $125,000,000 of our class A common stock. This prospectus only provides you with a general description of our class A common stock. Each time we sell our class A common stock, we will provide a supplement to this prospectus that contains specific information about the terms of the class A common stock offered. The supplement may also add, update or change information contained in this prospectus. Before purchasing any of our class A common stock, you should carefully read both this prospectus and any supplement, together with the additional information described under the heading “Where You Can Find More Information” and “Incorporation of Certain Information by Reference” on page 8.

You should rely only on the information contained or incorporated by reference in this prospectus and any supplement. We have not authorized any other person to provide you with different information regarding or class A common stock. If anyone provides you with different or inconsistent information, you should not rely on it. We will not make an offer to sell our class A common stock in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus, as well as information we previously filed with the SEC and incorporated herein by reference, is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

We will not use this prospectus to offer and sell our class A common stock unless it is accompanied by a supplement that more fully describes the shares of our class A common stock being offered and the terms of the offering. THIS PROSPECTUS MAY NOT BE USED TO CONSUMMATE A SALE OF OUR CLASS A COMMON STOCK UNLESS IT IS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

In this prospectus, the terms “we,” “us,” “our,” and our “Company” refer to Citizens, Inc., including our wholly-owned subsidiaries.

INFORMATION ABOUT CITIZENS, INC.

We are a leading insurance holding company serving the life insurance needs of individuals in the United States and around the world. We presently receive life insurance applications from 36 countries outside of the U.S. We pursue a strategy of offering ordinary whole life insurance products in niche markets where we believe we are able to achieve competitive advantages. Our core operations include:

•	the issuance of ordinary whole life insurance in U.S. dollar denominated amounts to foreign residents through outside marketing consultants, principally in Latin America and the Pacific Rim; and

•	offering final expense ordinary whole life insurance through our home service distribution channel.

We have provided our insurance products internationally since 1975 and domestically since 1969. We believe we are one of the leading writers of U.S. dollar denominated ordinary whole life insurance in the international market. In October 2004, we entered the home service distribution channel through our acquisition of Security Plan Life Insurance Company, a significant provider of final expense ordinary whole life insurance in Louisiana. We also provide ordinary whole life insurance to middle income individuals in various markets in the Midwest and southern United States, as well as small face amount property insurance in Louisiana.

We market our products through our network of 3,000 marketing consultants, independent marketing consultants and employee agents, and provide underwriting, investment and administrative functions through 170 employees in our executive offices in Austin, Texas and a support center in Donaldsonville, Louisiana.

We were formed in 1969 by our Chairman, Harold E. Riley, who had many years of past experience in international and domestic life insurance before forming our company. Since then, our business has grown significantly, both internationally and domestically. Revenues rose from $99.9 million in 2004 to $142.1 million in 2005 and to $158.1 million in 2006. Since 1987, we have completed and integrated the acquisitions of 14 life insurance companies in the United States. We continue to seek acquisitions of other domestic life insurance companies as well as expand our life insurance business.

During the five years ended December 31, 2006, our assets grew from $326.3 million to $711.2 million, and total stockholders’ equity increased from $101.8 million to $139.6 million. Total assets and total stockholders’ equity increased to $721.7 million and $143.4 million, respectively, at March 31, 2007.

We organize and manage our life insurance business through two primary operating business segments, Life Insurance and Home Service Insurance. We exited the Domestic Health segment in 2004.

Our principal executive office is located at 400 East Anderson Lane, Austin, Texas 78752, and our telephone number is (512) 837-7100.

We make available, free of charge, through our Internet website, http://www.citizensinc.com, our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, Section 16 reports filed by officers and directors, news releases, and, if applicable, amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after we electronically file such reports with, or furnish such reports to, the SEC. We are not including any of the information contained on our website as part of, or incorporating it by reference into, this Registration Statement on Form S-3.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this prospectus are not statements of historical fact and constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act (the “Act”), including, without limitation, statements specifically identified as forward-looking statements within this document. Many of these statements contain risk factors as well. In addition, certain statements in future filings by our company with the SEC, in press releases, and in oral and written statements made by us or with our approval, which are not statements of historical fact, constitute forward-looking statements within the meaning of the Act. Examples of forward-looking statements, include, but are not limited to: (i) projections of revenues, income or loss, earnings or loss per share, the payment or non-payment of dividends, capital structure, and other financial items, (ii) statements of our plans and objectives by our management or board of directors including those relating to products or services, (iii) statements of future economic performance and (iv) statements of assumptions underlying such statements. Words such as “believes,” “anticipates,” “expects,” “intends,” “targeted,” “may,” “will” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements involve risks and uncertainties, which may cause actual results to differ materially from those in such statements. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to: (i) the strength of foreign and U.S. economies in general and the strength of the local economies where our policyholders reside; (ii) the effects of and changes in trade, monetary and fiscal policies and laws; (iii) inflation, interest rates, market and monetary fluctuations and volatility; (iv) the timely development of and acceptance of new products and services and perceived overall value of these products and services by existing and potential customers; (v) changes in consumer spending, borrowing and saving habits; (vi) a concentration of business from persons residing in Latin America and the Pacific Rim; (vii) uncertainties in assimilating acquisitions; (viii) the persistency of existing and future insurance policies sold by our company and its subsidiaries; (ix) our dependence on our management; (x) the ability to control expenses; (xi) the effect of changes in laws and regulations (including laws and regulations concerning insurance) with which we and our subsidiaries must comply, (xii) the effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies as well as the Financial Accounting Standards Board, (xiii) changes in our company’s organization and compensation plans; (xiv) the costs and effects of litigation and of unexpected or adverse outcomes in such litigation; and (xv) our success at managing the risks involved in the foregoing.

Such forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made to reflect the occurrence of unanticipated events.

RISK FACTORS

Before making an investment decision, you should carefully consider the specific risks set forth under the caption “Risk Factors” in the applicable prospectus supplement and the accompanying prospectus, under the caption “Risk Factors” as set forth in Item 1A of our Form 10-K for the year ended December 31, 2006, filed on March 30, 2007, and Amendment No. 1 to our Form 10-K filed on May 25, 2007, and under the caption “Risk Factors” as set forth in Item 1A in our Form 10-Q for the quarter ended March 31, 2007, which are incorporated by reference in this prospectus, and any subsequent report that is incorporated by reference into this prospectus.

The risks and uncertainties set forth under these captions in the above documents are not the only ones we face. Additional risks and uncertainties not presently known to us, or that we currently deem not material, may also adversely affect our business. Any of the risks discussed in this report or that are presently unknown or not material, if they were to actually occur, could result in a significant adverse impact on our business, operating results, prospects or financial condition.

USE OF PROCEEDS

Unless the applicable prospectus supplement and the accompanying prospectus states otherwise, we expect to use the net proceeds of the sale of our class A common stock for general corporate purposes, including, but not limited to, acquisitions of insurance-related companies, repayment of existing indebtedness and for working capital, including capital contributions to insurance subsidiaries. As of the date of this prospectus, we have not identified as probable any specific material proposed uses of these proceeds. If, as of the date of any prospectus supplement and the accompanying prospectus, we have identified any such uses, we will describe them in the prospectus supplement and the accompanying prospectus. The amount of our class A common stock offered from time to time pursuant to this prospectus and any prospectus supplement and the accompanying prospectus, and the precise amounts and timing of the application of net proceeds from the sale of those shares of our class A common stock, will depend upon our funding requirements. If we elect at the time of an issuance of our class A common stock to make different or more specific use of proceeds than described in this prospectus, such use will be described in the prospectus supplement and the accompanying prospectus relating to those shares of our class A common stock.

SUMMARY OF RIGHTS OF HOLDERS OF CLASS A COMMON STOCK

We have issued two classes of common stock, Class A and class B common stock. The class B stockholders have the right to elect a majority of our board of directors, and the Class A stockholders elect the remaining directors. Cumulative voting is not allowed in the election of directors. A majority vote of all outstanding shares of the Class A and class B common stock, each voting separately as a class, would be required for approval of extraordinary corporate transactions, such as our merger with another corporation or the sale of substantially all of our assets. A majority vote of a quorum (which consists of one-third of all shares entitled to vote) is sufficient to approve other actions. Although we have never paid cash dividends on any of our common stock, if we were to do so, the class A common stock would be entitled to twice the amount per share paid on the class B common stock. Our common stockholders have no preemptive rights to acquire stock issued by us.

In addition to the foregoing summary of the rights of the holders of our class A common stock, you should also refer to the description of our common stock incorporated by reference under “Incorporation of Certain Information by Reference” in this prospectus.

PLAN OF DISTRIBUTION

We will sell shares of our class A common stock pursuant to this prospectus and an accompanying prospectus supplement through agents on our behalf or through underwriters or dealers, or directly to purchasers or our stockholders, as designated from time to time. These distributions may include underwritten public offerings, negotiated transactions, block trades or a combination of these methods. If any agents or underwriters are involved in the sale of any of our class A common stock, the applicable prospectus supplement and the accompanying prospectus will provide the names of the agents or underwriters and any applicable fees, commissions or discounts.

Also, pursuant to a July 12, 2004 Securities Purchase Agreement, we have agreed that the holders of our series A preferred stock will have certain preferential rights to purchase a portion of the class A common stock that we may issue under this prospectus and any prospectus supplement and the accompanying prospectus. As set forth in the Securities Purchase Agreement, in offerings conducted on a firm commitment, underwritten basis, the holders of our preferred stock will have the right to purchase up to the lesser of 10% of the number of shares of our class A common stock, or $25 million, in proportion to their respective holdings of series A preferred stock. Otherwise, unless certain exceptions apply, the preferred holders generally will be entitled to purchase up to 50% of the number of shares of class A common stock that we may offer or sell.

We may distribute our class A common stock from time to time in one or more transactions:

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale; or

•	at prices related to such prevailing market prices; or

•	we may directly solicit offers to purchase shares of the class A common stock being offered by this prospectus and any related prospectus supplement and the accompanying prospectus.

We may also designate agents to solicit offers to purchase our class A common stock from time to time. We will name in a prospectus supplement and the accompanying prospectus any agent involved in the offer or sale of the shares of class A common stock.

If we utilize a dealer in the sale of our class A common stock being offered by this prospectus, we will sell the shares to the dealer, as principal. The dealer may then resell the class A common stock to the public at varying prices to be determined by the dealer at the time of resale.

If we utilize an underwriter in the sale of our class A common stock being offered by this prospectus, we will execute an underwriting agreement with the underwriter at the time of sale, and we will provide the name of any underwriter in the prospectus supplement and the accompanying prospectus that the underwriter will use to make resales of the shares of class A common stock to the public. In connection with the sale of our class A common stock, we, or the purchasers of the class A common stock for whom the underwriter may act as agent, may compensate the underwriter in the form of underwriting discounts or commissions. The underwriter may sell our class A common stock to or through dealers, and the underwriter may compensate those dealers in the form of discounts, concessions or commissions.

We will set forth in the applicable prospectus supplement and the accompanying prospectus any compensation we pay to underwriters, dealers or agents in connection with the offering of our class A common stock, and any discounts, concessions or commissions allowed by underwriters to participating dealers. Underwriters, dealers and agents participating in the distribution of our class A common stock may be deemed to be underwriters within the meaning of the Securities Act of 1933 (the “Securities Act”), and any discounts and commissions received by them and any profit realized by them on resale of our class A common stock may be deemed to be underwriting discounts and commissions. We may enter into agreements to indemnify underwriters, dealers and agents against civil liabilities, including liabilities under the Securities Act, or to contribute to payments they may be required to make in respect thereof.

We may authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase our class A common stock from us at the public offering price set forth in the prospectus supplement and the accompanying prospectus. These purchases will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth any commissions we pay for solicitation of these purchases.

To facilitate the offering of our class A common stock, certain persons participating in the offering may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A stock. This may include over-allotments or short sales of our class A common stock, which involves the sale by persons participating in the offering of more of our class A common stock than we sold to them. In these circumstances, these persons would cover such over-allotments or short positions by making purchases in the open market or by exercising their over-allotment option. In addition, these persons may stabilize or maintain the price of the class A common stock by bidding for or purchasing our class A common stock in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in the offering may be reclaimed if the shares of class A common stock sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of our class A common stock at a level above that which might otherwise prevail in the open market. These transactions may be discontinued at any time.

The underwriters, dealers and agents may engage in transactions with us, or perform services for us, in the ordinary course of business.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy, at prescribed rates, any reports, statements or other information that we file at the SEC’s Public Reference Room located at 100 F Street NE, Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on the operation of the Public Reference Room. You can also request copies of such documents, upon payment of a duplicating fee, by writing to the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Our SEC filings are also available to the public at the website maintained by the SEC at http://www.sec.gov. You may also inspect our SEC reports and other information at the New York Stock Exchange, 11 Wall Street, New York, New York 10005.

We have filed with the SEC a registration statement on Form S-3 relating to the securities covered by this prospectus and any prospectus supplement. This prospectus is a part of the registration statement and does not contain all the information in the registration statement. Whenever a reference is made in this prospectus or any prospectus supplement to a contract or other document, the reference is only a summary and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement at the SEC’s Public Reference Room in Washington, D.C., as well as through the SEC’s Internet site.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents without restating the information in this document. The information incorporated by reference is considered to be part of this prospectus and any prospectus supplements, and any information we file later with the SEC will automatically update and, where applicable, supersede such information contained in this prospectus or incorporated by reference in this prospectus. The following documents filed with the SEC are hereby incorporated by reference into this prospectus:

(a) Our Annual Report on Form 10-K for the Year Ended December 31, 2006, filed on March 30, 2007, and Amendment No. 1 to the Form 10-K filed on May 25, 2007;

(b) Our Proxy Statement on Schedule 14A filed on May 4, 2007;

(c) Our Quarterly Report on Form 10-Q for the three months ended March 31, 2007, filed on May 10, 2007; and

(d) The description of our common stock contained in our Registration Statement on Form 8-A, declared effective by the SEC on April 14, 1994, and, with respect to the subsequent registration of our common stock under Section 12(b) of the Securities Exchange Act of 1934, in our Registration Statement on Form 8-A, filed on July 19, 2002, and Amendment No. 1 thereto, filed on July 25, 2002, and declared effective by the SEC on or about August 22, 2002.

In addition, all documents that we file with the SEC on or after the date of this prospectus and before the termination of this offering other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules, under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (including any Form 8-K in which the information is filed but not furnished) will be deemed to be incorporated by reference into this prospectus and any prospectus supplements.

This prospectus is part of a registration statement that we filed with the SEC. Any prospectus supplements that we file will likewise, with this prospectus, be part of the registration statement. Upon written or oral request, we will provide, without charge, to each person, including beneficial owners of our class A common stock, to whom a copy of this prospectus is delivered, a copy of any or all of the information incorporated by reference in this prospectus (other than exhibits to such documents, unless the exhibits are specifically incorporated by reference in such documents). Your requests for copies should be directed to the Secretary, Citizens, Inc., P.O. Box 149151, Austin, Texas 78714-9151; telephone (512) 837-7100.

LEGAL MATTERS

The validity of our class A common stock being offered from time to time under this prospectus will be passed upon for us by Jones & Keller, P.C., Denver, Colorado.

EXPERTS

Our consolidated financial statements as of December 31, 2006 and for the year then ended, and our management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006, all of which are incorporated by reference into this prospectus, have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their reports thereon, and incorporated herein by reference. Such financial statements and management’s assessment have been incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements and financial statement schedules of Citizens, Inc. as of December 31, 2005 and for each of the years in the two-year period ended December 31, 2005 have been incorporated by reference herein in reliance upon the report of KPMG LLP, an independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

TRANSFER AGENT AND REGISTRAR

Our Transfer Agent and Registrar is Computershare Trust Company, N.A., 250 Royall Street, Canton, Massachusetts 02021.

2,682,857 Shares

Class A Common Stock

Oppenheimer & Co.

KeyBanc Capital Markets

The date of this prospectus supplement is November 29, 2007.